1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 23, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 5/23/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	UNITED MICROELECTRONICS CORPORATION FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT AUDITORS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

99.2	UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT AUDITORS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Exhibit 99.1

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying balance sheets of United Microelectronics Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(7) to the financial statements, certain long-term investments were accounted for under the equity method based on the 2004 and 2003 financial statements of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$631 million and NT$233 million for the years ended December 31, 2004 and 2003, respectively, and the related long-term investment balances of NT$5,380 million and NT$5,048 million as of December 31, 2004 and 2003, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United Microelectronics Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of United Microelectronics Corporation as of and for the years ended December 31, 2004 and 2003, and have expressed an unqualified opinion with explanatory paragraph on such financial statements.

January 21, 2005

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

1

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

BALANCE SHEETS

December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

	Notes	As of December 31,
		2004	2003
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$83,347,329	$92,865,557
Marketable securities, net	2, 4(2)	3,058,579	1,456,402
Notes receivable	4(3)	1,771	8,756
Notes receivable - related parties	5	39,034	101,753
Accounts receivable, net	2, 4(4)	2,431,416	5,016,767
Accounts receivable - related parties, net	2, 5	8,223,503	8,995,850
Other receivables	2, 5	506,195	523,579
Other financial assets, current	2, 4(5), 10	453,845	2,446,603
Inventories, net	2, 4(6)	8,543,462	7,367,759
Prepaid expenses		244,230	676,145
Deferred income tax assets, current	2, 4(19)	3,524,289	2,847,663

Total current assets		110,373,653	122,306,834

Funds and long-term investments	2, 4(7)
Long-term investments accounted for under the equity method		64,251,399	59,883,831
Long-term investments accounted for under the cost method		7,316,603	12,334,648

Total funds and long-term investments		71,568,002	72,218,479

Other financial assets, noncurrent	2, 4(5), 10	1,303,644	869,240

Property, plant and equipment	2, 4(8), 5, 6, 7
Land		1,132,576	1,367,344
Buildings		13,133,658	12,095,043
Machinery and equipment		301,773,287	247,164,445
Transportation equipment		79,610	80,684
Furniture and fixtures		1,976,487	1,906,651
Leased assets		47,783	47,783

Total cost		318,143,401	262,661,950
Less : Accumulated depreciation		(202,373,050)	(153,364,906)
Add : Construction in progress and prepayments		21,584,900	7,887,705

Property, plant and equipment, net		137,355,251	117,184,749

Intangible assets
Patents	2	—	6,956
Goodwill	2, 4(21)	1,214,956	—

Total intangible assets		1,214,956	6,956

Other assets
Deferred charges	2	1,860,419	1,640,285
Deferred income tax assets, noncurrent	2, 4(19)	3,811,615	4,363,241
Other assets - others	2, 4(9)	2,075,951	1,524,054

Total other assets		7,747,985	7,527,580

Total assets		$329,563,491	$320,113,838

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(10)	$1,904,400	$—
Accounts payable		2,992,924	3,325,689
Accounts payable - related parties	5	1,450,302	789,988
Income tax payable	2	60,389	49,693
Accrued expenses		8,185,618	4,532,562
Other payables		4,704,299	4,057,940
Current portion of long-term interest-bearing liabilities	4(11), 4(12),5,6	2,820,003	18,524,077
Other current liabilities	7	1,159,096	1,471,414

Total current liabilities		23,277,031	32,751,363

Long-term interest-bearing liabilities
Bonds payable	2,4(7),4(11)	33,607,029	48,311,847
Long-term loans	4(12), 5, 6	—	240,508

Total long-term interest-bearing liabilities		33,607,029	48,552,355

Other liabilities
Accrued pension liabilities	2, 4(13)	2,690,511	2,252,491
Deposits-in		21,891	7,845
Deferred credits - intercompany profits	2	3,584,275	4,307,860

Total other liabilities		6,296,677	6,568,196

Total liabilities		63,180,737	87,871,914

Capital	2, 4(14),4(15),4(21)
Common stock		177,919,819	161,407,435
Capital collected in advance		4,040	—
Capital reserve	2, 4(15),4(21)
Premiums		47,117,227	41,729,589
Change in equities of long-term investments		20,807,013	21,192,141
Excess from merger		17,008,955	17,152,454
Retained earnings	4(17)
Legal reserve		12,812,501	11,410,475
Special reserve		90,871	1,346,994
Unappropriated earnings		29,498,329	14,036,822
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(9,871,086)	(9,537,237)
Cumulative translation adjustment		(1,319,452)	913,877
Treasury stock	2, 4(16)	(27,685,463)	(27,410,626)

Total stockholders’ equity		266,382,754	232,241,924

Total liabilities and stockholders’ equity		$329,563,491	$320,113,838

The accompanying notes are an integral part of the financial statements.

2

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF INCOME

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

	Notes	For the year ended December 31,
		2004	2003
Operating revenues	2, 5
Sales revenues		$115,165,087	$81,977,207
Less : Sales returns and discounts		(1,170,521)	(499,177)

Net sales		113,994,566	81,478,030
Other operating revenues		3,317,274	3,384,040

Net operating revenues		117,311,840	84,862,070

Operating costs	4(18)
Cost of goods sold	5	(79,249,792)	(62,862,392)
Other operating costs		(2,193,389)	(2,519,265)

Operating costs		(81,443,181)	(65,381,657)

Gross profit		35,868,659	19,480,413
Unrealized intercompany profit	2	(154,417)	(106,702)
Realized intercompany profit	2	106,702	68,558

Net		35,820,944	19,442,269

Operating expenses	4(18)
Sales and marketing expenses		(2,197,181)	(1,633,353)
General and administrative expenses		(2,644,595)	(2,175,815)
Research and development expenses		(6,524,176)	(5,696,767)

Subtotal		(11,365,952)	(9,505,935)

Operating income		24,454,992	9,936,334

Non-operating income
Interest revenue		871,598	966,973
Dividend income		1,041,415	791,259
Gain on disposal of property, plant and equipment	2, 5	137,267	202,242
Gain on disposal of investments	2, 4(11)	12,513,933	6,573,588
Exchange gain, net	2	—	253,906
Other income		331,238	245,212

Subtotal		14,895,451	9,033,180

Non-operating expenses
Interest expense	4(8), 5	(1,179,145)	(1,234,134)
Investment loss accounted for under the equity method, net	2, 4(7)	(2,509,287)	(629,404)
Other investment loss	2	(84,968)	(713,122)
Loss on disposal of property, plant and equipment	2, 5	(224,049)	(147,195)
Loss on decline in market value and obsolescence of inventories	2	(844,906)	(973,651)
Financial expenses		(371,751)	(365,606)
Exchange loss, net	2, 10	(1,081,949)	—
Other losses	2, 4(11)	(1,177,098)	(91,033)

Subtotal		(7,473,153)	(4,154,145)

Income before income tax		31,877,290	14,815,369
Income tax expense	2, 4(19)	(33,909)	(795,112)

Net income		$31,843,381	$14,020,257

Earnings per share-basic (NTD)	2, 4(20)
Income before income tax		$1.89	$0.89

Net income		$1.89	$0.84

Earnings per share-diluted (NTD)	2, 4(20)
Income before income tax		$1.87	$0.87

Net income		$1.86	$0.83

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(20)
Net income		$31,843,381	$14,020,257

Earnings per share-basic (NTD)		$1.83	$0.81

Earnings per share-diluted (NTD)		$1.80	$0.80

The accompanying notes are an integral part of the financial statements.

3

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

	Capital		Capital Reserve	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	Common Stock	Capital Collected in Advance		Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2003	$154,748,456	$—	$81,875,491	$10,686,225	$631,982	$8,685,847	$(10,795,621)	$728,851	$(29,127,868)	$217,433,363
Appropriation of 2002 retained earnings
Legal reserve	—	—	—	724,250	—	(724,250)	—	—	—	—
Special reserve	—	—	—	—	715,012	(715,012)	—	—	—	—
Stock dividends	6,079,252	—	—	—	—	(6,079,252)	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(5,650)	—	—	—	(5,650)
Employees’ bonus	579,727	—	—	—	—	(579,727)	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(2,056,064)	(2,056,064)
Treasury stock transferred to employees	—	—	—	—	—	(565,716)	—	—	3,773,306	3,207,590
Net income in 2003	—	—	—	—	—	14,020,257	—	—	—	14,020,257
Transfer of capital reserve arising from gain on disposal of property, plant and equipment of investees to retained earnings	—	—	(325)	—	—	325	—	—	—	—
Adjustment of capital reserve accounted for under the equity method	—	—	(1,800,982)	—	—	—	—	—	—	(1,800,982)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	1,258,384	—	—	1,258,384
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	185,026	—	185,026

Balance as of December 31, 2003	161,407,435	—	80,074,184	11,410,475	1,346,994	14,036,822	(9,537,237)	913,877	(27,410,626)	232,241,924
Appropriation of 2003 retained earnings
Legal reserve	—	—	—	1,402,026	—	(1,402,026)	—	—	—	—
Special reserve	—	—	—	—	(1,256,123)	1,256,123	—	—	—	—
Stock dividends	12,224,284	—	—	—	—	(12,224,284)	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(12,618)	—	—	—	(12,618)
Employees’ bonus	1,111,273	—	—	—	—	(1,111,273)	—	—	—	—
Transfer of capital reserve to common stock	661,298	—	(661,298)	—	—	—	—	—	—	—
Stock issued for merger	3,571,429	—	6,100,571	—	—	—	—	—	—	9,672,000
Purchase of treasury stock	—	—	—	—	—	—	—	—	(5,198,020)	(5,198,020)
Cancellation of treasury stock	(1,497,280)	—	(538,107)	—	—	(2,887,796)	—	—	4,923,183	—
Exercise of emloyees’ stock options	441,380	4,040	342,973	—	—	—	—	—	—	788,393
Net income in 2004	—	—	—	—	—	31,843,381	—	—	—	31,843,381
Adjustment of capital reserve accounted for under the equity method	—	—	(385,128)	—	—	—	—	—	—	(385,128)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	(333,849)	—	—	(333,849)
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	(2,233,329)	—	(2,233,329)

Balance as of December 31, 2004	$177,919,819	$4,040	$84,933,195	$12,812,501	$90,871	$29,498,329	$(9,871,086)	$(1,319,452)	$(27,685,463)	$266,382,754

The accompanying notes are an integral part of the financial statements.

4

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

	For the year ended December 31,
	2004	2003
Cash flows from operating activities:
Net income	$31,843,381	$14,020,257
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	38,595,954	35,855,265
Amortization	1,181,379	1,556,282
Bad debt expenses	107,404	82,389
Loss on decline in market value and obsolescence of inventories	844,906	973,651
Cash dividends received under the equity method	439,514	232,167
Investment loss accounted for under the equity method	2,509,287	629,404
Impairment loss on long-term investments	84,968	713,122
Write-off of deferred charges	269,325	—
Transfer of property, plant and equipment to losses and expenses	2,059	22,584
Gain on disposal of investments	(12,513,933)	(6,573,588)
Loss (gain) on disposal of property, plant and equipment	86,782	(55,047)
Gain on settlement of exchangeable bonds	(295,100)	(519,544)
Amortization of bond premiums	(10,050)	(19,386)
Loss on reacquisition of bonds	59	5,098
Changes in assets and liabilities:
Notes receivable	69,704	(25,138)
Accounts receivable	3,059,813	(5,391,660)
Other receivables	32,434	977,875
Inventories	(1,326,015)	(649,132)
Prepaid expenses	488,734	128,434
Other financial assets	54,374	(128,539)
Deferred income tax assets	—	804,243
Accounts payable	(17,577)	1,563,186
Income tax payable	10,696	(13,588)
Accrued expenses	3,198,386	1,027,902
Other current liabilities	134,847	45,124
Compensation interest payable	(126,111)	67,938
Capacity deposits	(143,127)	(50,179)
Accrued pension liabilities	432,879	318,332

Net cash provided by operating activities	69,014,972	45,597,452

Cash flows from investing activities:
Decrease (increase) in marketable securities, net	(1,418,762)	1,041,707
Cash proceeds from merger	70,383	—
Decrease in other financial assets, net	1,503,980	1,970,717
Acquisition of long-term investments	(11,427,179)	(17,994,271)
Proceeds from disposal of long-term investments	6,028,428	8,830,794
Acquisition of property, plant and equipment	(48,503,388)	(12,582,596)
Proceeds from disposal of property, plant and equipment	283,803	1,326,646
Increase in deferred charges	(978,741)	(683,685)
Decrease in other assets, net	1,065,478	65,024

Net cash used in investing activities	(53,375,998)	(18,025,664)

5

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

(continued)

	For the year ended December 31,
	2004	2003

Cash flows from financing activities:
Increase (decrease) in short-term loans, net	$1,504,400	$(100,000)
Repayment of long-term loans	(5,866,537)	(11,870,397)
Proceeds from bonds issued	—	22,217,589
Redemption of bonds	(16,336,941)	(1,139,998)
Reacquisition of bonds	(41,392)	(2,156,908)
Remuneration paid to directors and supervisors	(12,618)	(5,650)
Increase in deposits-in, net	5,513	5,147
Purchase of treasury stock	(5,198,020)	(2,056,063)
Treasury stock transferred to employees	—	3,207,590
Exercise of employees’ stock options	788,393	—

Net cash provided by (used in) financing activities	(25,157,202)	8,101,310

Net (decrease) increase in cash and cash equivalents	(9,518,228)	35,673,098
Cash and cash equivalents at beginning of year	92,865,557	57,192,459

Cash and cash equivalents at end of year	$83,347,329	$92,865,557

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,877,234	$1,513,463

Cash paid for income tax	$67,683	$76,545

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$49,065,072	$9,624,628
Add: Payable at beginning of year	4,057,940	7,015,908
Add: Payable proceeds from merger	84,675	—
Less: Payable at end of year	(4,704,299)	(4,057,940)

Cash paid for acquiring property, plant and equipment	$48,503,388	$12,582,596

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$11,614,141	$194,304
Book value of reference shares delivered for exchange	(3,898,638)	(75,505)
Elimination of related balance sheet accounts	90,983	4,348

Recognition of gain on disposal of investments	$7,806,486	$123,147

The accompanying notes are an integral part of the financial statements.

6

UNITED MICROELECTRONICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to fit individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (ROC).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign Currency Transactions

The accounts of the Company are maintained in New Taiwan Dollars, the functional currency. Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recorded as cumulative translation adjustments in stockholders’ equity.

7

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amount of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of 3 months or less.

Marketable Securities

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recorded as dividend income when received. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined on the weighted average method. The market values of listed debt, equity securities, and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value of open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits with affiliates, which will be amortized to income over a period of 5 years.

8

Investments of less than 20% of the outstanding voting shares in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purpose is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting shares in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as a new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting shares of the investees and has significant influence on operating decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely. Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Company’s ownership percentages; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary that incurs a gain or loss.

Consolidated financial statements including the accounts of the Company and certain majority-owned subsidiaries are prepared at the end of the fiscal year. If the total assets and operating revenues of a subsidiary are less than 10% of the total non-consolidated assets and operating revenues of the Company, respectively, the subsidiary’s financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total

9

combined assets or operating revenues of all such non-consolidated subsidiaries account for more than 30% of the Company’s total non-consolidated assets or operating revenues, then each individual subsidiary with total assets or operating revenues reaching 3% of the Company’s total non-consolidated assets or operating revenues has to be included in the consolidation. Such subsidiaries are included in the consolidated financial statements, unless the percentage of the combined total assets or operating revenues for all such subsidiaries drops below 20% of the Company’s respective non-consolidated amount.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings — 20 to 55 years; machinery and equipment — 5 years; transportation equipment — 5 years; furniture and fixtures — 5 years; leased assets — the lease period, or estimated economic life, whichever is shorter.

Intangible Assets

Patents are stated at cost and amortized over their estimated economic life using the straight-line method. Goodwill arising from the merger is amortized using the straight-line method over 15 years.

At each balance sheet date, the Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment loss is provided accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees — the term of contract or estimated economic life of the related technology, and software — 3 years.

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At each balance sheet date, the Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment losses is provided accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds is to be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

The Company has a funded defined benefit pension plan covering all regular employees that is managed by an independently administered pension fund committee. The net pension cost is computed based on an actuarial valuation in accordance with the provision of the Statements of Financial Accounting Standards of the Republic of China (ROC SFAS) No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets, and the amortization of net obligation at transition, pension gain or loss, and prior service cost.

Employee Stock Option Plan

The Company applies intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Company adopted the ROC SFAS No. 30, which requires that treasury stock held by the Company itself to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

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Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customers’ complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

An expenditure is capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is charged to expense when incurred.

Income Tax

The Company adopted the ROC SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

According to the ROC SFAS No. 12, the Company recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings per Share

Earnings per share is computed according to the ROC SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

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Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recorded as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the ROC SFAS No. 25 “ Enterprise Mergers—Accounting of Purchase Method.” The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs is recognized as capital reserve.

3.	ACCOUNTING CHANGE

None.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of December 31,
	2004	2003
Cash:
Cash on hand	$1,401	$1,415
Checking and savings accounts	420,333	586,523
Time deposits	75,011,070	82,501,065

Subtotal	75,432,804	83,089,003

Cash equivalents:
Commercial paper	7,914,525	9,776,554

Total	$83,347,329	$92,865,557

(2)	MARKETABLE SECURITIES, NET

	As of December 31,
	2004	2003
Convertible bonds	$1,756,248	$268,783
Listed equity securities	1,302,331	1,187,619

Total	$3,058,579	$1,456,402

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(3)	NOTES RECEIVABLE

	As of December 31,
	2004	2003
Notes receivable	$1,771	$8,756

(4)	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2004	2003
Accounts receivable	$2,739,117	$5,194,434
Less: Allowance for sales returns and discounts	(233,359)	(86,159)
Less: Allowance for doubtful accounts	(74,342)	(91,508)

Net	$2,431,416	$5,016,767

(5)	OTHER FINANCIAL ASSETS, CURRENT

	As of December 31,
	2004	2003
Credit-linked deposits and repackage bonds	$1,683,324	$3,187,304
Interest rate swaps	35,532	128,539
Forward contracts	38,633	—

Total	1,757,489	3,315,843
Less: Non-current portion	(1,303,644)	(869,240)

Net	$453,845	$2,446,603

Please refer to Note 10 for disclosures on risks of other financial assets.

(6)	INVENTORIES, NET

	As of December 31,
	2004	2003
Raw materials	$202,272	$172,964
Supplies and spare parts	1,922,374	1,332,944
Work in process	6,216,769	6,070,918
Finished goods	1,395,450	178,710

Total	9,736,865	7,755,536
Less: Allowance for loss on decline in market value and obsolescence	(1,193,403)	(387,777)

Net	$8,543,462	$7,367,759

a.	The insurance coverage for inventories was sufficient as of December 31, 2004 and 2003, respectively.

b.	Inventories were not pledged.

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(7)	LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of December 31,
	2004		2003
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
UMC Group (USA)	$720,500	100.00	$451,046	100.00
United Foundry Service, Inc.	103,881	100.00	95,484	100.00
United Microelectronics (Europe) B.V.	284,568	100.00	244,869	100.00
UMC Capital Corporation	1,310,493	100.00	1,265,822	100.00
United Microelectronics Corp. (Samoa)	5,854	100.00	7,463	100.00
UMCi Ltd. (Note A)	26,582,778	100.00	20,972,846	75.05
Fortune Venture Capital Corporation	2,354,878	99.99	2,280,265	99.99
Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	10,296,356	99.97	10,622,554	99.97
United Microdisplay Optronics Corp.	441,618	83.48	659,198	83.48
Pacific Venture Capital Co., Ltd.	304,810	49.99	313,298	49.99
UMC Japan	8,842,456	47.42	9,531,141	47.48
DuPont Photomasks Taiwan Ltd.	1,058,515	45.35	1,069,669	45.35
Unitech Capital Inc.	730,930	42.00	757,050	42.00
Holtek Semiconductor Inc.	731,442	25.23	624,432	25.44
Integrated Technology Express Inc.	281,313	22.23	341,310	24.38
Unimicron Technology Corp.	3,465,809	21.43	3,214,325	21.93
Faraday Technology Corp. (Note C)	794,298	18.38	729,058	19.10
Novatek Microelectronics Corp. (Note B)	1,615,328	18.30	1,285,319	20.44
Applied Component Technology Corp. (Note B)	19,874	16.44	43,872	21.42
Silicon Integrated Systems Corp. (Note D)	4,226,303	16.16	5,288,088	16.18
AMIC Technology Corporation (Note C)	79,395	11.83	86,722	11.83

Subtotal	64,251,399		59,883,831

Investments accounted for under the cost method or the lower of cost or market value method:
MediaTek Incorporation	969,048	10.06	1,055,237	11.13
United Industrial Gases Co., Ltd.	146,250	8.11	146,250	8.27
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,150,000	5.00
Subtron Technology Co., Ltd.	172,800	4.92	172,800	5.47
Billionton Systems Inc.	30,948	2.77	30,948	3.05
AU Optronics Corp. (Note E)	959,082	1.44	5,991,447	9.74
Mega Financial Holding Company	3,108,656	0.84	3,108,656	0.84
Premier Image Technology Corporation	27,964	0.59	27,964	0.62
Pacific Technology Partners, L.P. (Note F)	336,099	—	282,086	—
Pacific United Technology, L.P. (Note F)	126,560	—	69,260	—
Taiwan High Speed Rail Corporation (Note G)	300,000	—	300,000	—

Subtotal	7,316,603		12,334,648

Total	$71,568,002		$72,218,479

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Note A:	During 2004, the Company acquired an additional 24.95% of interests in UMCi Ltd., totalling 227,938 thousand shares amounting to NT$10,762 million. Based on the resolution of the board of directors’ meeting on August 26, 2004, the Company plans to transfer all (or part of) business, operations, and assets of UMCi Ltd. to the newly established branch of the Company in Singapore.

Note B:	The Company held the highest percentage of the outstanding voting shares and had significant influences on operating decisions of the investees. Therefore, the equity method was applied.

Note C:	The percentage of ownership directly and indirectly held by the Company was over 20%, and the equity method was applied.

Note D:	During the first quarter of 2003, the Company acquired additional shares of Silicon Integrated Systems Corp. from the open market, an investee previously accounted for under the lower of cost or market value method. After the acquisition, the percentage of voting rights held by the Company was the highest among shareholders and significant influences were exercised. Therefore, the equity method was applied.

Note E:	As of December 31, 2004 and 2003, 71,215 thousand shares and 337,455 thousand shares with the book values of NT$959 million and NT$4,772 million, respectively, held by the Company in AU Optronics Corp. were utilized as reference shares for the Company’s zero coupon exchangeable bonds.

Note F:	The amounts represented the investments in limited partnership without voting rights. As the Company was not able to exercise significant influences, the investments were accounted for under the cost method.

Note G:	The amount represented the investment in 30 million preferred shares. As the Company did not possess voting rights or significant influences, the cost method was applied.

b.	Investment loss accounted for under the equity method, which were based on the audited financial statements of the investees, were NT$2,509 million and NT$629 million for the years ended December 31, 2004 and 2003, respectively. Among which, investment income amounting to NT$631 million and NT$233 million for the years ended December 31, 2004 and 2003, respectively, and the related long-term investment balances of NT$5,380 million and NT$5,048 million as of December 31, 2004 and 2003, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term investments were not pledged.

d.	The total assets and operating revenues of each following subsidiary including Fortune Venture Capital Corporation, Unitruth Investment Corp. (100% owned subsidiary of Hsun Chieh), UMC Capital Corporation, United Microelectronics Corp. (Samoa), and United Foundry Service, Inc. are each less than 10% of the total non-consolidated assets and operating revenues of the Company. The total combined assets or operating revenues for the above mentioned subsidiaries account for less than 30% of the Company’s total non-consolidated assets or revenues. Therefore, the above mentioned subsidiaries are not included in the consolidated financial statements.

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(8)	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2004
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	13,133,658	(3,849,418)	9,284,240
Machinery and equipment	301,773,287	(197,186,064)	104,587,223
Transportation equipment	79,610	(52,336)	27,274
Furniture and fixtures	1,976,487	(1,237,449)	739,038
Leased assets	47,783	(47,783)	—
Construction in progress and prepayments	21,584,900	—	21,584,900

Total	$339,728,301	$(202,373,050)	$137,355,251

	As of December 31, 2003
	Cost	Accumulated Depreciation	Book Value
Land	$1,367,344	$—	$1,367,344
Buildings	12,095,043	(3,082,067)	9,012,976
Machinery and equipment	247,164,445	(149,213,023)	97,951,422
Transportation equipment	80,684	(45,112)	35,572
Furniture and fixtures	1,906,651	(992,849)	913,802
Leased assets	47,783	(31,855)	15,928
Construction in progress and prepayments	7,887,705	—	7,887,705

Total	$270,549,655	$(153,364,906)	$117,184,749

a.	Total interest expense before capitalization amounted to NT$1,402 million and NT$1,676 million for the years ended December 31, 2004 and 2003, respectively.

Details of capitalized interest are as follows:

	For the year ended December 31,
	2004	2003
Machinery and equipment	$218,554	$435,878
Other property, plant and equipment	3,926	5,795

Total interest capitalized	$222,480	$441,673

Interest rates applied	2.30%~3.38%	3.18%~3.50%

b.	The insurance coverage for property, plant and equipment was sufficient as of December 31, 2004 and 2003, respectively.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

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(9)	OTHER ASSETS-OTHERS

	As of December 31,
	2004	2003
Leased assets	$1,382,090	$681,742
Deposits-out	571,701	721,721
Others	122,160	120,591

Total	$2,075,951	$1,524,054

The insurance coverage for leased assets was sufficient as of December 31, 2004 and 2003, respectively.

(10)	SHORT-TERM LOANS

	As of December 31,
	2004	2003
Unsecured bank loans	$1,904,400	$—

Interest rates	2.52%~2.77%	—

The Company’s unused short-term lines of credits amounted to NT$6,487 million and NT$13,828 million as of December 31, 2004 and 2003, respectively.

(11)	BONDS PAYABLE

	As of December 31,
	2004	2003
Secured domestic bonds payable	$570,003	$1,710,002
Unsecured domestic bonds payable	32,750,000	40,000,000
Convertible bonds payable	—	8,188,954
Exchangeable bonds payable	3,107,029	14,804,484
Premiums on exchangeable bonds	—	187,360
Compensation interest payable	—	126,763

Total	36,427,032	65,017,563
Less: Current portion	(2,820,003)	(16,705,716)

Net	$33,607,029	$48,311,847

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest is paid semi-annually with a stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

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b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On December 12, 2001, the Company issued zero coupon convertible redeemable bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days’ advance notice, at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs on the NYSE or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

ii.	At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the common shares, on or after January 22, 2002 and on or prior to February 20, 2004, or

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ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering the resale of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

(d)	Conversion Price

i.	In respect of the common shares, will be NT$66.67 per share, and

ii.	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2004, the Company has reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the year ended December 31, 2004 was recognized as other losses. As of December 31, 2003, the Company had reacquired a total amount of US$62 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$5 million for the year ended December 31, 2003 was recognized as other losses.

(f)	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics Corp. (AUO) with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on May 10, 2007.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US Dollars at the rate of NT$34.645=US$1.00.

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The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the ROC’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO shares or AUO ADSs at an exchange price of NT$51.30 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of December 31, 2004, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million into AUO shares. The corresponding gain on the exchange amounting to NT$3,457 million for the year ended December 31, 2004 was recognized as a gain on disposal of investments.

f.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

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g.	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$206 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on July 15, 2008.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into US Dollars at the rate of NT$34.390=US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of any bondholder, redeem such bonds starting on July 15, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the ROC’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.390=US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

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(f)	Exchange of the Bonds

As of December 31, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The corresponding gain on the exchange amounting to NT$4,349 million for the year ended December 31, 2004 was recognized as a gain on disposal of investments.

As of December 31, 2003, certain bondholders had exercised their rights to exchange their bonds with the total principal amount of US$6 million into AUO shares. The corresponding gain on the exchange amounting to NT$123 million for the year ended December 31, 2003 was recognized as a gain on disposal of investments.

h.	Repayments of the above bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2005	$2,820,003
2006	10,250,000
2007	5,357,029
2008	10,500,000
2009 and thereafter	7,500,000

Total	$36,427,032

(12)	LONG-TERM LOANS

	As of December 31,
	2004	2003
Secured long-term loans	$—	$2,058,869
Less: Current portion	—	(1,818,361)

Net	$—	$240,508

Interest rates	—	1.82%~2.53%

a.	The Company’s long-term loans denominated in foreign currency amounted to US$28 million as of December 31, 2003.

b.	Assets pledged as collateral to secure these loans are detailed in Note 6.

(13)	PENSION FUND

a.	All of the regular employees of the Company are covered by the pension plan. Pension benefits are generally based on the units of service years and the average salary in the last month of the service year. Two units per year are entitled for the first 15 years of services while one unit per year is entitled after the completion of the fifteenth year. The total units shall not exceed 45 units.

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Under the plan, as prescribed by local labor standards law, the Company contributes an amount equal to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Central Trust of China. Retirement benefits are paid from fund previously provided. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

b.	Change in benefit obligation during the year:

	For the year ended December 31,
	2004	2003
Projected benefit obligation at beginning of year	$(3,205,466)	$(2,829,736)
Service cost	(410,619)	(421,332)
Interest cost	(112,191)	(113,189)
Benefits paid	15,053	—
Gain (loss) on projected benefit obligation	(77,076)	158,791

Projected benefit obligation at end of year	$(3,790,299)	$(3,205,466)

c.	Change in pension assets during the year:

	For the year ended December 31,
	2004	2003
Fair value of plan assets at beginning of year	$845,006	$737,911
Actual return on plan assets	21,964	15,653
Contributions from employer	103,705	91,442
Benefits paid	(15,053)	—
Transferred in from merger with SiSMC	3,703	—

Fair value of plan assets at end of year	$959,325	$845,006

d.	The funding status of the pension plan is as follows:

	As of December 31,
	2004	2003
Benefit obligation
Vested benefit obligation	$(14,551)	$(9,071)
Non-vested benefit obligation	(1,363,332)	(1,195,467)

Accumulated benefit obligation	(1,377,883)	(1,204,538)
Effect from projected salary increase	(2,412,416)	(2,000,928)

Projected benefit obligation	(3,790,299)	(3,205,466)
Fair value of plan assets	959,325	845,006

Funded status	(2,830,974)	(2,360,460)
Unrecognized net transitional benefit obligation	169,004	197,171
Unrecognized gain	(28,541)	(89,202)

Accrued pension liabilities recognized in the balance sheet	$(2,690,511)	$(2,252,491)

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e.	The components of the net periodic pension cost are as follows:

	For the year ended December 31,
	2004	2003
Service cost	$410,619	$421,332
Interest cost	112,191	113,189
Expected return on plan assets	(23,238)	(23,982)
Amortization of unrecognized transitional net benefit obligation	28,167	28,167
Transferred from SiSMC in the merger	8,844	—

Net periodic pension cost	$536,583	$538,706

The actuarial assumptions underlying are as follows:

	For the year ended December 31,
	2004	2003
Discount rate	3.50%	3.50%
Rate of salary increase	5.00%	5.00%
Expected return on plan assets	3.50%	2.75%

(14)	CAPITAL STOCK

a.	As recommended by the board of directors and approved by the shareholders’ meeting on June 9, 2003, the Company issued 665,898 thousand new shares from the capitalization of retained earnings, of which NT$6,079 million were stock dividends and NT$580 million were employees’ bonus.

b.	As of December 31, 2003, 22,000,000 thousand common shares were authorized to be issued and 16,140,744 thousand common shares were issued, each at a par value of NT$10.

c.	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of $10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

d.	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,335 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

e.	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

f.	The employee stock options issued by the Company on October 7, 2002 were exercised into 44,138 thousand shares during 2004. The effective date of issuance of new shares was December 28, 2004.

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g.	As of December 31, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,791,982 thousand common shares were issued, each at a par value of NT$10.

h.	The Company has issued a total of 231,497 thousand ADSs which were traded on the NYSE as of December 31, 2004. The total number of common shares represented by all issued ADSs is 1,157,486 thousand shares (One ADS represents five common shares).

(15)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, and September 30, 2004, the Company was authorized by the relevant government authorities to issue Employee Stock Options with a total number of 1 billion, 150 million, and 150 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The grant period of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	773,498	$17.7
January 3, 2003	61,000	50,920	$19.9
November 26, 2003	57,330	50,810	$27.8
March 23, 2004	33,330	28,570	$25.7
July 1, 2004	56,590	51,140	$23.2
October 13, 2004	20,200	18,920	$20.0

a.	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31,
	2004		2003
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of year	980,664	$18.4	928,059	$17.7
Granted	110,120	$23.4	118,330	$23.7
Exercised	(44,138)	$17.7	—	—
Forfeited	(72,788)	$19.3	(65,725)	$18.4

Outstanding at end of year	973,858	$18.9	980,664	$18.4

Exercisable at end of year	368,896		—

Weighted-average fair value of options granted during the year (NTD)	$3.8		$3.0

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b.	The information of the Company’s outstanding stock options as of December 31, 2004 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
91.09.11	$17.7~$19.9	824,418	2.1	$17.8	368,896	$17.7
92.10.08	$23.2~$27.8	130,520	3.6	$25.5	—	—
93.09.30	$20.0	18,920	4.2	$20.0	—	—

		973,858	2.4	$18.9	368,896	$17.7

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the year ended December 31, 2004 is NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the year ended December 31, 2004
	Basic earnings per share	Diluted earnings per share
Net Income	$31,843,381	$31,873,101
Earnings per share (NTD)	$1.89	$1.86
Pro forma net income	$31,761,407	$31,791,127
Pro forma earnings per share (NTD)	$1.89	$1.86

The fair value of the options granted after January 1, 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2004: expected dividend yields of 11.40%; volatility factors of the expected market price of the Company’s common stock of 0.49%, 0.49%, and 0.48%, respectively; risk-free interest rate of 2.70%, 2.85%, and 2.70%, respectively; and a weighted-average expected life of the option of 4.4 years.

(16)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the years ended December 31, 2004 and 2003. Details of the treasury stock transactions are as follows:

For the year ended December 31, 2004
(In thousands of shares)
Purpose	As of January 1, 2004	Increase	Decrease	As of December 31, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	149,728	—

Total shares	198,842	192,067	149,728	241,181

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For the year ended December 31, 2003
(In thousands of shares)

Purpose	As of January 1, 2003	Increase	Decrease	As of December 31, 2003
For transfer to employees	86,539	99,195	136,620	49,114
For conversion of the convertible bonds into shares	149,728	—	—	149,728

Total shares	236,267	99,195	136,620	198,842

b.	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, amounting to NT$4,923 million, which were bought back for conversion of the convertible bonds into shares from August 1 to September 28, 2001 and from August 14 to September 25, 2002.

c.	According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. Total purchase amount shall not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of December 31, 2004 and 2003 was 1,779,198 thousand shares and 1,614,074 thousand shares while the ceiling of the amount was NT$89,425 million and NT$67,177 million, respectively. As of December 31, 2004 and 2003, the Company held 241,181 thousand shares and 198,842 thousand shares of treasury stock, which amounted to NT$7,376 million and NT$7,101 million, respectively.

d.	Treasury stock shall not be pledged, nor does it entitle voting rights or receive dividends, in compliance with Securities and Exchange Law of the ROC.

e.	As of December 31, 2004, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corporation, held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$20.08 and NT$8.68 per share, respectively. The average closing price during December 2004 was NT$20.08.

As of December 31, 2003, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corporation, held 503,456 thousand shares and 18,340 thousand shares of the Company’s stock, with a book value of NT$29.32 and NT$9.37 per share, respectively. The average closing price during December 2003 was NT$29.32.

(17)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

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d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b) and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus which will be settled through issuance of new Company shares. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that at least 50% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 50% of the dividends can be paid in the form of cash.

The appropriation of 2004 retained earnings has not yet been recommended by the board of directors as of the date of the Report of Independent Auditors. Information on the board of directors’ recommendation and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

Details of the 2003 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

			For the year ended December 31, 2003
			As approved by the shareholders’ meeting	As recommended by the board of directors	Differences
1.	Settlement of employees’ bonus by issuance of new shares
	a.	Number of shares (in thousands)	111,127	111,127	—
	b.	Amount	$1,111,273	$1,111,273	—
	c.	Percentage on total number of outstanding shares at year end (%)	0.70	0.70	—
2.	Remuneration paid to directors and supervisors		$12,618	$12,618	—
3.	Effect on earnings per share before retroactive adjustments
	a.	Basic and diluted earnings per share (NTD)	$0.92/ 0.90	$0.92/ 0.90	—
	b.	Pro forma basic and diluted earnings per share taking into consideration employees’ bonus and directors’ and supervisors’ remuneration (NTD)	$0.84/ 0.83	$0.84/ 0.83	—

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Pursuant to Article 41 of the Securities and Exchange Law of the ROC, a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve—excess from the merger in proportion to the ownership percentage—then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, when the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided for in the Company’s accounts in proportion to its ownership percentage.

For the 2003 appropriations approved by the shareholders’ meeting on June 1, 2004, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$14,826 million.

(18)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2004			2003
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$6,804,389	$2,148,418	$8,952,807	$4,857,636	$1,523,111	$6,380,747
Labor and health insurance	382,323	100,524	482,847	320,460	89,985	410,445
Pension	387,675	148,908	536,583	263,362	146,412	409,774
Other personnel expenses	72,600	40,032	112,632	35,062	19,005	54,067
Depreciation	36,691,504	1,892,675	38,584,179	34,060,531	1,794,734	35,855,265
Amortization	74,603	1,051,031	1,125,634	132,336	1,255,284	1,387,620

The numbers of employees as of December 31, 2004 and 2003 were 10,642 and 8,897, respectively.

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(19)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2004	2003
Income tax on pre-tax income at statutory tax rate	$7,969,313	$3,703,842
Permanent differences	(6,003,077)	(2,296,723)
Change in investment tax credit	(4,382,861)	(1,719,302)
Decrease in deferred income tax assets and liabilities	—	804,243
Temporary differences	2,446,010	296,703
Income tax on interest revenue separately taxed	4,524	6,349

Income tax expense	$33,909	$795,112

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2004		2003
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$22,150,454		$20,051,808
Loss carry-forward	$16,861,498	4,215,375	$14,953,722	3,738,431
Pension	2,564,784	641,196	2,140,749	535,187
Allowance on sales returns and discounts	1,074,859	268,715	369,579	92,395
Allowance for loss on obsolescence of inventories	1,193,403	298,351	387,777	96,944
Compensation interest payable	—	—	122,347	30,587
Others	163,666	40,916	132,730	33,182

Total deferred income tax assets		27,615,007		24,578,534
Valuation allowance		(15,561,210)		(12,100,032)

Net deferred income tax assets		12,053,797		12,478,502

Deferred income tax liabilities
Unrealized exchange gain	(998,937)	(249,734)	(1,497,414)	(374,353)
Depreciation	(17,872,634)	(4,468,159)	(19,572,978)	(4,893,245)

Total deferred income tax liabilities		(4,717,893)		(5,267,598)

Total net deferred income tax assets		$7,335,904		$7,210,904

Deferred income tax assets - current		$9,660,216		$9,015,802
Deferred income tax liabilities - current		(249,734)		(374,353)
Valuation allowance		(5,886,193)		(5,793,786)

Net		3,524,289		2,847,663

Deferred income tax assets - noncurrent		17,954,791		15,562,732
Deferred income tax liabilities - noncurrent		(4,468,159)		(4,893,245)
Valuation allowance		(9,675,017)		(6,306,246)

Net		3,811,615		4,363,241

Total net deferred income tax assets		$7,335,904		$7,210,904

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c.	The Company’s income tax returns for all the fiscal years through 1999 and 2002 have been assessed and approved by the Tax Authority.

d.	Pursuant to the “Statute for the Establishment and Administration of Science Park of ROC”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2000 had not yet been decided by the Company. The income tax exemption for other periods will expire on December 31, 2009.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of December 31, 2004, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2004	$8,097,450	$3,714,589
2005	5,338,222	5,338,222
2006	3,954,369	3,954,369
2007	1,518,904	1,518,904
2008	7,624,370	7,624,370

Total	$26,533,315	$22,150,454

f.	Under the rules of the Income Tax Law of the ROC, net loss can be carried forward for 5 years. As of December 31, 2004, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$11,096,582	$11,096,582
2007	3,857,140	3,857,140
2008 (Transferred in from merger with SiSMC)	105,683	105,683
2009 (Transferred in from merger with SiSMC)	1,802,093	1,802,093

Total	$16,861,498	$16,861,498

g.	The balance of the Company’s imputation credit accounts as of December 31, 2004 and 2003 were NT$0.4 million and NT$10.4 million, respectively. The actual creditable ratio for 2003 and 2002 was 0.69% and 1.24%, respectively.

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h.	The ending balances of unappropriated earnings as of December 31, 2004 and 2003 were as follows:

	As of December 31,
	2004	2003
Prior to January 1, 1998	$—	$64,220
After January 1, 1998	29,498,329	13,972,602

Total	$29,498,329	$14,036,822

(20)	EARNINGS PER SHARE

a.	The Company held zero coupon convertible bonds and employee stock options during 2004, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the years ended December 31, 2004 and 2003, was disclosed as follows:

(shares expressed in thousands)	For the year ended December 31,
	2004	2003
		(retroactively adjusted)
Income before income tax	$31,877,290	$14,815,369
Effect of dilution:
Employee stock options	—	—
Convertible bonds	39,626	67,939

Adjusted income before income tax assuming dilution	$31,916,916	$14,883,308

Net income	$31,843,381	$14,020,257
Effect of dilution:
Employee stock options	—	—
Convertible bonds	29,720	50,954

Adjusted net income assuming dilution	$31,873,101	$14,071,211

Weighted average of shares outstanding	16,828,205	16,644,032
Effect of dilution:
Employee stock options	245,983	228,762
Convertible bonds	20,660	152,565

Adjusted weighted average of shares outstanding assuming dilution	17,094,848	17,025,359

Earnings per share-basic (NTD)
Income before income tax	$1.89	$0.89

Net income	$1.89	$0.84

Earnings per share-diluted (NTD)
Income before income tax	$1.87	$0.87

Net income	$1.86	$0.83

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b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	2004
	Basic	Diluted
Net income	$31,843,381	$31,873,101

Weighted average of shares outstanding:
Beginning balance	15,941,901	15,941,901
Stock dividends and employees’ bonus at 8.7% in 2004	1,385,341	1,385,341
Purchase of 192,067 thousand shares of treasury stock in 2004	(132,214)	(132,214)
Issuance of 357,143 thousand shares of stocks from merger with SiSMC	195,150	195,150
Exercise of 44,138 thousand units of employees’ stock options	5,166	5,166
Dilutive shares of employee stock options accounted for under treasury stock method	—	245,983
Dilutive shares issued assuming conversion of bonds	—	20,660

Ending balance	17,395,344	17,661,987

Earnings per share
Net income (NTD)	$1.83	$1.80

(shares expressed in thousands)	2003 (retroactively adjusted)
	Basic	Diluted
Net income	$14,020,257	$14,071,211

Weighted average of shares outstanding:
Beginning balance	15,238,579	15,238,579
Stock dividends and employees’ bonus at 4.4% in 2003	670,497	670,497
Stock dividends and employees’ bonus at 8.7% in 2004	1,382,488	1,382,488
Purchase of 99,195 thousand shares of treasury stock in 2003	(87,216)	(87,216)
Treasury stock transferred to employees of 136,620 thousand shares in 2003	8,950	8,950
Dilutive shares of employee stock options accounted for under treasury stock method	—	228,762
Dilutive shares issued assuming conversion of bonds	—	152,565

Ending balance	17,213,298	17,594,625

Earnings per share
Net income (NTD)	$0.81	$0.80

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(21)	MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the ROC SFAS No. 25 “Enterprise Mergers — Accounting of Purchase Method.”

Relevant information required by ROC SFAS No. 25 is disclosed as follows:

a.	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

b.	Effective date, percentage of acquisition and accounting treatment:

Based on the agreement and the resolution of the board of directors’ meeting, the effective date of the merger was July 1, 2004. All the stocks of the dissolved company were exchanged by the surviving company’s newly issued shares, and the merger was accounted for under the purchase method.

c.	The period of combining the dissolved company’s operating result:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was integrated into the operating result of the Company.

d.	Acquisition cost and the types, quantities, and amount of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership. 2.24 common shares were to be exchanged for 1 new share. Since SiSMC was not a public company, there is no market value. Thus, the acquisition cost was determined based on the appraisal made by China Property Appraising Center Co., Ltd.

e.	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which was to be amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the ROC.

f.	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

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g.	Decisions of disposal of significant assets from the merger:

None.

h.	Pro forma information on operating results:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was consolidated into the financial statements of the Company.

Since SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003, the pro forma operating results from January 1, 2003 to December 14, 2003 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Company merged with SiSMC on January 1, 2004 and 2003.

(Shares expressed in thousands)	For the year ended December 31,
	2004	2003
Net operating revenues	$119,567,347	$91,666,999
Net income	$30,669,982	$12,968,078
Weighted average of shares outstanding	17,021,234	17,032,221
Earnings per share-basic (NTD)	$1.80	$0.76

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC Group (USA) (UMC-USA)	Equity investee
United Foundry Service, Inc.	Equity investee
United Microelectronics (Europe) B.V. (UME BV)	Equity investee
UMC Capital Corporation	Equity investee
United Microelectronics Corp. (Samoa)	Equity investee
Fortune Venture Capital Corporation	Equity investee
Hsun Chieh Investment Co., Ltd.	Equity investee
UMCi Ltd.	Equity investee
United Microdisplay Optronics Corp. (UMO)	Equity investee
UMC Japan (UMCJ)	Equity investee
DuPont Photomasks Taiwan Ltd. (DPT)	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
Integrated Technology Express Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Applied Component Technology Corp.	Equity investee
Novatek Microelectronics Corp.	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee
AMIC Technology Corporation	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee

36

Name of related parties	Relationship with the Company
MediaTek Incorporation (MediaTek)	The Company is its supervisor
AU Optronics Corp. (Discharged on April 22, 2004)	The Company is its director and supervisor
Industrial Bank of Taiwan Corp. (IBT) (Holding shares were below 5% in the 3rd quarter of 2004)	The Company is its major shareholder
Chiao Tung Bank Co., Ltd. (Chiao Tung)	The Company is its parent company’s director and supervisor
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Aptos (Taiwan) Corp.	Subsidiary’s equity investee
United Radiotek Incorporation	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
AFA Technologies, Inc.	Subsidiary’s equity investee
Harvatek Corp.	Subsidiary’s equity investee
Thintek Optronics Corp.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
AEVOE Inc.	Subsidiary’s equity investee
Ubit Technology Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
U-Media Technology, Inc.	Subsidiary’s equity investee
Averlogic Corporation	Subsidiary is its director and supervisor
Epitech Corp.	Subsidiary is its director and supervisor
Coretronic Corporation	Subsidiary is its director and supervisor
Printech International, Inc.	Subsidiary is its director and supervisor
Fortune Semiconductor Corporation	Subsidiary is its director
Princeton Technology Corporation	Subsidiary is its director
Silicon 7, Inc.	Subsidiary is its director
Shin-Etsu Handotai Taiwan Co., Ltd. (Shin-Etsu)	Subsidiary is its director
Kits Online Technology Corp.	Subsidiary is its director
Giga Solution Tech. Co., Ltd.	Subsidiary is its director
Pixart Imaging, Inc.	Subsidiary is its director
InComm Technologies Co., Ltd.	Subsidiary is its director
Trendchip Technologies Corp.	Subsidiary is its director
Programmable Microelectronics (Taiwan) Corp.	Subsidiary is its director
LighTuning Tech., Inc.	Subsidiary is its director and supervisor
Cion Technology Corp.	Subsidiary is its director
VastView Technology Inc.	Subsidiary is its director and supervisor
XGI Technology Inc.	Affiliate Company

37

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the year ended December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
UMC-USA	$53,751,976	46	$35,062,132	41
UME BV	19,685,139	17	6,447,584	7
MediaTek	7,692,163	6	8,185,306	10
Others	12,938,569	11	9,155,048	11

Total	$94,067,847	80	$58,850,070	69

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales was net 45~60 days for the related parties and 30~60 days for third-party customers, while the terms for domestic sales were month-end 45~60 days for the related parties and 30~60 days for the third-party customers.

b.	Purchases

	For the year ended December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
Shin-Etsu	$3,952,085	14	$2,698,980	15
UMCi	2,987,721	11	1,756	—
Others	116,452	—	185,004	1

Total	$7,056,258	25	$2,885,740	16

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 60 days for the related parties and net 30~90 days for the third-party suppliers, while the terms for domestic purchases were month-end 60 days for the related parties and month-end 30~90 days for the third-party suppliers.

c.	Notes receivable

	As of December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
Holtek	$39,034	96	$101,203	92
Others	—	—	550	—

Total	$39,034	96	$101,753	92

38

d.	Accounts receivable, net

	As of December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
UMC-USA	$4,389,514	36	$4,366,183	31
UME BV	1,875,964	16	1,406,079	10
MediaTek	784,279	7	1,713,842	12
Others	2,222,280	18	1,894,019	14

Total	9,272,037	77	9,380,123	67

Less: Allowance for sales returns and discounts	(841,500)		(283,420)
Less: Allowance for doubtful accounts	(207,034)		(100,853)

Net	$8,223,503		$8,995,850

e.	Accounts payable

	As of December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
UMCi	$800,805	18	$—	—
Shin-Etsu	628,641	14	754,354	18
Others	20,856	—	35,634	1

Total	$1,450,302	32	$789,988	19

f.	Loans

	For the year ended December 31, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$282,547	January	$—	1.83%~2.53%	$2,453

	For the year ended December 31, 2003
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$865,796	January	$282,557	1.66%~2.68%	$15,840
IBT	783,296	January	—	2.54%~2.89%	2,535

Total			$282,557		$18,375

g.	Property, plant and equipment transactions

	For the year ended December 31, 2004
	Item	Amount
UMCJ	Purchase of UMCi stocks	$3,947,580
UMCi	Purchase of machinery and equipment	165,703

		$4,113,283

39

	For the year ended December 31, 2003
	Item	Amount	Gain
UMCJ	Disposal of machinery and equipment	$523,574	$11,564

In 2004, the Company acquired 90,000 thousand shares of UMCi from UMCJ amounting to approximately NT$3,948 million. The purchase price of US$1.3 per share was based on UMCi’s net asset value, considerations of future industry competition and operating strategies. The Company has complied with “Regulations Governing the Acquisition or Disposition of Assets by Public Companies” to obtain fairness opinions from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. Gains arising from the upstream transaction amounting to NT$475 million were recognized by UMCJ, and the Company eliminated NT$254 million in proportion to its ownership percentage while recognizing the investment gain or loss of UMCJ.

h.	Other transactions

The Company has made several other transactions, including service charges, joint development expenses of intellectual property, subcontract expenses, and commissions etc., with related parties totaling approximately NT$692 million and NT$495 million for the years ended December 31, 2004 and 2003, respectively.

The Company has purchased approximately NT$442 million and NT$524 million of masks from DPT during the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004, the joint development contracts of intellectual property entered into with Faraday have amounted to approximately NT$2,185 million, and a total amount of NT$1,142 million has been paid. As of December 31, 2003, the joint development contracts of intellectual property entered into with Faraday have amounted to approximately NT$1,589 million, and a total amount of NT$584 million has been paid.

As of December 31, 2004 and 2003, other receivables arising from usage of facilities and rental revenues from related parties are both NT$31 million.

6.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2004

	Amount	Financial institution that assets were pledged to	Purpose of pledge

Machinery and equipment	$2,907,092	The International Commercial Bank of China	Bonds payable

Total	$2,907,092

40

As of December 31, 2003

	Amount	Financial institution that assets were pledged to	Purpose of pledge

Land	$452,916	Taiwan Corporation Bank	Long-term loans
Buildings	1,201,678	Chiao Tung Bank Co., Ltd. etc.	Long-term loans
Machinery and equipment	11,127,841	Chiao Tung Bank Co., Ltd. etc.	Long-term loans and bonds payable

Total	$12,782,435

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and joint development contracts of intellectual property for a total contract amount of approximately NT19 billion. Royalties and joint development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2005	$3,267,197
2006	1,421,768
2007	1,521,573
2008	293,444
2009	127,449

Total	$6,631,431

(2)	The Company signed several construction contracts for the expansion of its factory space. As of December 31, 2004, these construction contracts have amounted to approximately NT$0.55 billion and the unpaid portion of the contracts was approximately NT$0.42 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. The Company has formally denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld the ITC’s findings of no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the declaratory judgment patent counterclaims were disclaimed from the district court case. However, in connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The district court has not yet set dates for dispositive motions or for trial. The Company believes that Oak’s claims are meritless, and intends to vigorously defend the suit, and to pursue its counterclaims. As with all litigation, however, the Company cannot predict the outcome with certainty.

41

(4)	The Company entered into several operating lease contracts for land. These operating leases expire in various years through 2023 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2005	$145,781
2006	146,205
2007	132,080
2008	129,255
2009 and thereafter	1,086,212

Total	$1,639,533

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial instruments

	As of December 31,
	2004		2003
Non-derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Financial assets
Cash and cash equivalents	$83,347,329	$83,347,329	$92,865,557	$92,865,557
Marketable securities	3,058,579	3,091,258	1,456,402	1,896,798
Notes and accounts receivables	11,201,919	11,201,919	14,646,705	14,646,705
Long-term investments	71,568,002	100,923,635	72,218,479	116,675,828

42

	As of December 31,
	2004		2003
	Book Value	Fair Value	Book Value	Fair Value
Non-derivative Financial Instruments
Financial liabilities
Short-term loans	$1,904,400	$1,904,400	$—	$—
Payables	17,393,532	17,393,532	12,755,872	12,755,872
Bonds payable (current portion included)	36,427,032	37,433,884	65,017,563	67,907,346
Long-term loans (current portion included)	—	—	2,058,869	2,058,869

Derivative Financial Instruments
Credit-linked deposits and repackage bonds — Non-trading purpose	$1,683,324	$1,683,324	$3,187,304	$3,187,304
Interest rate swaps — Non-trading purpose	35,532	(416,149)	128,539	(18,882)
Forward contracts — Non-trading purpose	38,633	38,633	—	—

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments and other financial assets (credit-linked deposits and repackage bonds) approximate fair values due to their short maturities. The majority of investment portfolios of the credit-linked deposits and repackage bonds are either corporate bonds of maturity within one year, or highly liquidable secondary market bonds. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, and payables.

b.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net assets values of the investees are used as fair values.

c.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate the fair values as the loans bear floating rates.

d.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

43

(3)	The Company and its subsidiary, UMCJ, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
HannStar Display Corporation European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMCJ
Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

As of December 31, 2003

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.07.30
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.07.30
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	5 million	2004.07.28
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	10 million	2004.08.02

44

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	5 million	2004.08.01
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	210 million	2004.07.30
King Yuan Electronics Co., Ltd. European Convertible Bonds	USD	4.2 million	2004.04.18
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Stark Technology, Inc. European convertible Bonds	USD	5 million	2004.07.10
UMCi Ltd. Loans	USD	15 million	2004.03.10
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.02
The Company’s Convertible Bonds	NTD	100 million	2004.03.05
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Fubon Holding Co., Ltd., Siliconwave Precision Industries Co., Ltd. and the Company’s European Convertible Bonds	USD	5 million	2004.07.30

UMCJ
Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary — UMCJ may receive nil or less than full amount of these investments. The Company and its subsidiary — UMCJ have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will be matured within 1 year or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

45

(4)	The Company entered into interest rate swap and forward contracts and its subsidiaries, UMCi and UMCJ, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiaries, UMCi and UMCJ, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2004, and 2003, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiaries, UMCi and UMCJ, are summarized as follows:

As of December 31, 2004

The Company
Type	Notional Amount	Contract Period
Forward contracts	Sell USD 77 million	December 23, 2004 to January 20, 2005
UMCJ
Type	Notional Amount	Contract Period
Forward contracts	Sell USD 10 million	December 30, 2004 to January 4, 2005
As of December 31, 2003
UMCi
Type	Notional Amount	Contract Period
Forward contracts	Buy EUR 67 million	December 31, 2003 to January 26, 2004
Sell USD 84 million

46

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

As of December 31, 2004 and 2003, the balances of current assets arising from interest rate swap were NT$36 million and NT$129 million, respectively.

As of December 31, 2004, the balance of current assets arising from forward contracts was NT$39 million and related exchange loss in NT$260 million was recorded under non-operating expenses for the year ended December 31, 2004.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFC requirements:

a.	Financing provided to others for the year ended December 31, 2004 : Please refer to Attachment-1.

b.	Endorsement/Guarantee provided to others for the year ended December 31, 2004 : Please refer to Attachment-2.

47

c.	Securities held as of December 31, 2004 : Please refer to Attachment-3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004 : Please refer to Attachment-4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004 : Please refer to Attachment-5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004 : Please refer to Attachment-6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004 : Please refer to Attachment-7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2004 : Please refer to Attachment-8.

i.	Names, locations and related information of investee companies as of December 31, 2004 : Please refer to Attachment-9.

j.	Derivative financial instruments: Please refer to Note 10.

(2)	Investment in Mainland China

None.

12.	SEGMENT INFORMATION

(1)	Operations in different industries

The Company operates principally in one industry, and the major business is operating as a full service semiconductor foundry.

48

(2)	Operations in different geographic areas

The Company has no foreign operations.

(3)	Export sales

	For the year ended December 31,
Area	2004	2003
North America	$50,821,309	$33,456,822
Europe	19,021,413	12,438,120
Asia, excluding Taiwan	9,936,353	6,882,560

Total export sales	$79,779,075	$52,777,502

(4)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31,
	2004		2003
Customers	Sales amount	Percentage	Sales amount	Percentage
Customer A	$53,751,976	46	$35,062,132	41
Customer B	19,685,139	17	6,447,584	7
Customer C	7,692,163	6	8,185,306	10

Total	$81,129,278	69	$49,695,022	58

49

ATTACHMENT-1 (Financing provided to others for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Lender	Counterparty	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Allowance for doubtful accounts	Collateral		Limit of financing amount for individual counterparty	Limit of total financing amount
											Item	Value
1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD 986	USD 986	7%	Note	None	Employee loan	USD295	Securities	Lower	N/A	N/A

Note : Need for short-term financing.

50

ATTACHMENT-2 (Endorsement/Guarantee provided to others for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Counterparty	Relationship	Limit of guarantee/endorsement amount for individual counterparty	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
1	UMCi Ltd.	UMCi Ltd. employees	Employees	N/A	USD 5,268	—	—	—	N/A

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ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				December 31, 2004				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Convertible bonds	King Yuan Electronics Co., Ltd.	—	Short-term investment	800	$271,600	—	$242,395	None
Convertible bonds	EPISTAR Corporation	—	Short-term investment	100	34,140	—	31,640	None
Convertible bonds	Ching Feng Home Fashions Co., Ltd.	—	Short-term investment	2,000	68,300	—	63,280	None
Convertible bonds	International Semiconductor Technology Ltd.	—	Short-term investment	4,000	135,800	—	113,271	None
Convertible bonds	Everlight Electronics Co., Ltd.	—	Short-term investment	100	33,745	—	31,640	None
Convertible bonds	Siliconware Precision Industries	—	Short-term investment	8,000	270,120	—	230,656	None
Convertible bonds	Mega Financial Holding Company	The Company is its director and supervisor	Short-term investment	5,000	166,650	—	160,573	None
Convertible bonds	Quanta Storage Inc.	—	Short-term investment	4,500	152,778	—	131,702	None
Convertible bonds	L & K Engineering Co., Ltd.	—	Short-term investment	3,000	98,925	—	94,920	None
Convertible bonds	EDOM Technology Co., Ltd.	—	Short-term investment	60	201,990	—	189,840	None
Convertible bonds	Action Electronics Co., Ltd.	—	Short-term investment	10,000	322,200	—	316,400	None
Stock	SpringSoft, Inc.	—	Short-term investment	8,183	415,728	—	537,754	None
Stock	King Yuan Electronics Co., Ltd.	—	Short-term investment	20,076	356,781	—	440,634	None
Stock	SerComm Corporation	Subsidiary’s equity investee	Short-term investment	129	3,093	—	3,497	None
Stock	Yang Ming Marine Transport Corp.	—	Short-term investment	3,254	128,057	—	97,526	None
Stock	Micronas Semiconductor Holding AG	—	Short-term investment	280	398,672	—	405,530	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	720,500	100.00	720,500	None
Stock	United Foundry Service, Inc.	Investee company	Long-term investment	2,005	103,881	100.00	103,881	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	284,568	100.00	271,242	None
Stock	UMC Capital Corporation	Investee company	Long-term investment	55,000	1,310,493	100.00	1,310,493	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	700	5,854	100.00	5,854	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	26,582,778	100.00	23,076,037	None
Stock	Fortune Venture Capital Corporation	Investee company	Long-term investment	299,994	2,354,878	99.99	2,543,963	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	1,417,294	10,296,356	99.97	21,212,798	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	104,345	441,618	83.48	441,618	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	304,810	49.99	304,873	None
Stock	UMC Japan	Investee company	Long-term investment	484	8,842,456	47.42	6,577,631	None
Stock	DuPont Photomasks Taiwan Ltd.	Investee company	Long-term investment	106,621	1,058,515	45.35	1,058,439	None
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	730,930	42.00	730,930	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	48,980	731,442	25.23	1,704,077	None
Stock	Integrated Technology Express Inc.	Investee company	Long-term investment	24,229	281,313	22.23	294,702	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	185,626	3,465,809	21.43	4,057,221	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	47,682	794,298	18.38	2,307,615	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	72,775	1,615,328	18.30	7,402,632	None
Stock	Applied Component Technology Corp.	Investee company	Long-term investment	8,848	19,874	16.44	76,228	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	4,226,303	16.16	2,634,800	None

52

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	AMIC Technology Corporation	Investee company	Long-term investment	16,200	$79,395	11.83	$112,753	None
Stock	MediaTek Incorporation	The Company is its supervisor	Long-term investment	77,428	969,048	10.06	16,384,438	None
Stock	United Industrial Gases Co., Ltd.	—	Long-term investment	13,185	146,250	8.11	Note	None
Stock	Industrial Bank of Taiwan Corp.	—	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	11,520	172,800	4.92	Note	None
Stock	Billionton Systems Inc.	The Company is its director	Long-term investment	1,826	30,948	2.77	33,209	None
Stock	AU Optronics Corp.	—	Long-term investment	71,215	959,082	1.44	3,136,529	None
Stock	Mega Financial Holding Company	The Company is its director and supervisor	Long-term investment	95,577	3,108,656	0.84	2,034,161	None
Stock	Premier Image Technology Corporation	—	Long-term investment	3,395	27,964	0.59	93,468	None
Fund	Pacific Technology Partners, L.P.	—	Long-term investment	—	336,099	—	Note	None
Fund	Pacific United Technology, L.P.	—	Long-term investment	—	126,560	—	Note	None
Stock-Preferred stock	Taiwan High Speed Rail Corporation	—	Long-term investment	30,000	300,000	—	N/A	None

Hsun Chieh Investment Co., Ltd.
Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Shanghai Fudan H Share	—	Short-term investment	516	$2,511	0.10	$821	None
Stock	Premier Image Technology Corp.	—	Short-term investment	2,094	112,925	0.40	57,640	None
Stock	SinoPac Holdings	—	Short-term investment	1,464	28,535	0.04	26,600	None
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	10,000	100,115	100.00	100,115	None
Stock	United Radiotek Incorporation	Investee company	Long-term investment	12,750	86,107	49.04	86,107	None
Stock	UCA Technology, Inc.	Investee company	Long-term investment	4,950	43,097	49.50	43,097	None
Stock	VistaPoint, Inc.	Investee company	Long-term investment	6,828	31,263	48.77	31,263	None
Stock	Ubit Technology, Inc.	Investee company	Long-term investment	2,563	17,120	18.99	17,120	None
Fund	UC Fund II	Investee company	Long-term investment	5,000	150,079	35.45	150,079	None
Stock	RiRa Electronics, Inc.	Investee company	Long-term investment	6,499	13,106	32.50	13,106	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,555	37,161	28.20	37,161	None
Stock	AFA Technology, Inc.	Investee company	Long-term investment	5,838	42,660	26.53	42,660	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	2,115	21,150	24.88	21,150	None
Stock	Harvatek Corporation	Investee company	Long-term investment	22,392	349,074	18.23	471,773	None
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	6,599	18.00	6,599	None
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	97,180	1,814,626	11.22	2,124,071	None

53

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	U-Media Technology, Inc.	Investee company	Long-term investment	1,200	$12,000	11.11	$12,000	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	1,800	18,000	10.59	18,000	None
Stock	SerComm Corporation	Investee company	Long-term investment	10,176	174,903	9.80	274,797	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	470	5,875	9.40	5,875	None
Stock	Faraday Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	14,265	1,146,473	5.50	690,369	None
Stock	AMIC Technology Corporation	Investee of UMC and Hsun Chieh	Long-term investment	6,830	45,676	4.99	45,676	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	840,341	4.51	613,535	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	1,598	22,958	2.50	22,958	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,249	120,333	0.82	330,488	None
Stock	VastView Technology, Inc.	The Company is its director and supervisor	Long-term investment	4,487	29,759	19.94	Note	None
Stock	Kits OnLine Technology Corp.	The Company is its director	Long-term investment	4,455	56,231	15.91	Note	None
Stock	Advance Materials Corporation	—	Long-term investment	14,994	152,321	15.78	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	3,700	74,000	15.14	Note	None
Stock	LighTuning Tech., Inc.	The Company is its director and supervisor	Long-term investment	1,900	24,772	15.08	Note	None
Stock	Printech International Inc.	The Company is its director and supervisor	Long-term investment	3,000	30,000	12.00	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	The Company is its director	Long-term investment	8,000	80,000	10.67	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	—	Long-term investment	4,284	43,482	10.06	Note	None
Stock	Trendchip Technologies Corp.	The Company is its director	Long-term investment	3,775	60,406	9.25	Note	None
Stock	InComm Technologies Co., Ltd.	The Company is its director	Long-term investment	2,600	36,140	8.67	Note	None
Stock	Fortune Semiconductor Corporation	The Company is its director	Long-term investment	2,183	71,500	6.64	Note	None
Stock	EE Solution, Inc.	—	Long-term investment	1,950	51,900	7.28	Note	None
Stock	Ralink Technology Corporation	—	Long-term investment	3,700	55,500	7.40	Note	None
Stock	Chipsence Corp.	—	Long-term investment	3,800	41,800	6.91	Note	None
Stock	Epitech Corporation	—	Long-term investment	5,875	117,823	6.75	Note	None
Stock	Giga Solution Technology Co., Ltd.	The Company is its director	Long-term investment	8,750	105,000	6.83	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	—	Long-term investment	1,045	18,096	4.86	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	The Company is its director	Long-term investment	2,000	20,000	6.28	Note	None
Stock	Riselink Venture Capital Corp.	—	Long-term investment	8,000	80,000	6.20	Note	None
Stock	Animation Technologies Corp.	—	Long-term investment	1,980	29,700	4.74	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	The Company is its director	Long-term investment	4,000	40,000	5.03	Note	None
Stock	Parawin Venture Capital Corp.	The Company is its director	Long-term investment	5,000	50,000	5.00	Note	None
Stock	Programmable Microelectronics(Taiwan) Corp.	—	Long-term investment	1,980	23,760	4.95	Note	None

54

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	Coretronic Corporation	The Company is its director	Long-term investment	18,787	$276,192	4.32	$581,022	None
Stock	Taiwan Asia Pacific Venture Fund	—	Long-term investment	85	21,625	4.15	Note	None
Stock	IBT Venture Co.	The Company is its director	Long-term investment	7,614	76,142	3.81	Note	None
Stock	ZyDAS Technology Corp.	—	Long-term investment	1,000	23,000	3.33	Note	None
Stock	HiTop Communications Corp.	The Company is its director and supervisor	Long-term investment	1,198	17,964	4.99	Note	None
Stock	United Microelectronics Corporation	Investor Company	Long-term investment	543,732	29,592,654	3.04	10,919,772	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	186	2,790	3.08	Note	None
Stock	Brodweb Corp.	—	Long-term investment	500	8,000	2.86	Note	None
Stock	Uli Electronics Inc.	—	Long-term investment	2,100	44,940	2.63	Note	None
Stock	Sheng-Hua Venture Capital Corp.	—	Long-term investment	5,000	50,000	2.50	Note	None
Stock	Subtron Technology Co., Ltd.	The Company is its director and supervisor	Long-term investment	5,616	71,280	2.37	Note	None
Stock	Princeton Technology Corporation	The Company is its director	Long-term investment	3,277	97,901	2.36	84,958	None
Stock	Pixart Imaging, Inc.	—	Long-term investment	1,143	16,107	1.84	Note	None
Stock	ULTRA CHIP, Inc.	—	Long-term investment	792	15,048	1.19	Note	None
Stock	Trident Technologies, Inc.	—	Long-term investment	650	12,025	0.97	Note	None
Stock	Averlogic Corporation	—	Long-term investment	43	1,159	0.16	545	None
Stock	C-Com Corporation	—	Long-term investment	1,110	9,806	0.96	3,746	None
Stock	Largan Optoelectronics, Co., Ltd.	The Company is its director	Long-term investment	745	39,866	0.69	132,084	None
Stock	Mega Financial Holding Company	—	Long-term investment	59,539	1,882,974	0.52	1,267,176	None
Stock	Taimide Tech., Inc.	—	Long-term investment	1,500	37,500	1.83	Note	None
Stock-Preferred Stock	Alpha and Omega Semiconductor, Inc.	—	Long-term investment	1,500	46,883	—	N/A	None
Stock-Preferred Stock	Aurora System, Inc.	—	Long-term investment	550	6,355	—	N/A	None
Stock-Preferred Stock	Formerica International Holding, Inc.	—	Long-term investment	2,000	30,898	—	N/A	None
Stock-Preferred Stock	ForteMedia, Inc.	—	Long-term investment	5,694	108,456	—	N/A	None
Fund	VenGlobal Capital fund III, L.P.	—	Long-term investment	—	33,195	—	N/A	None

UMC Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD 298	100.00	USD 298	None
Stock-Preferred Stock	MaXXan Systems, Inc.	—	Long-term investment	2,317	USD 1,237	—	N/A	None
Stock-Preferred Stock	Aicent, Inc.	—	Long-term investment	2,000	USD 1,000	—	N/A	None

55

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock-Preferred Stock	Spreadtrum Communications, Inc.	—	Long-term investment	1,581	USD 1,250	—	N/A	None
Stock-Preferred Stock	WIS Technologies, Inc.	—	Long-term investment	1,733	USD 3,354	—	N/A	None
Stock-Preferred Stock	Silicon 7, Inc.	The Company is its director	Long-term investment	1,203	USD 4,000	—	N/A	None
Stock-Preferred Stock	GCT Semiconductor, Inc.	—	Long-term investment	1,571	USD 1,000	—	N/A	None
Stock-Preferred Stock	Intellon Corporation	—	Long-term investment	6,711	USD 2,500	—	N/A	None
Stock-Preferred Stock	ForteMedia Inc.	—	Long-term investment	2,000	USD 1,500	—	N/A	None
Stock-Preferred Stock	Zylogic Semiconductor Corp.	—	Long-term investment	750	USD 500	—	N/A	None
Stock-Preferred Stock	Berkana Wireless Inc.	—	Long-term investment	1,244	USD 2,000	—	N/A	None
Stock-Preferred Stock	Maxlinear, Inc.	—	Long-term investment	1,474	USD 2,580	—	N/A	None
Stock-Preferred Stock	Smart Vanguard Limited	—	Long-term investment	5,000	USD 5,000	—	N/A	None
Stock-Preferred Stock	Wisair, Inc.	—	Long-term investment	93	USD 1,000	—	N/A	None

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	AEVOE Inc.	Investee company	Long-term investment	1,500	$15,000	45.45	$15,000	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	5,079	50,790	29.88	50,790	None
Stock	Aptos (Taiwan) Corp.	Investee company	Long-term investment	43,705	380,767	26.38	374,552	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	12,200	125,135	19.06	125,172	None
Stock	Ubit Technology, Inc.	Investee company	Long-term investment	1,718	17,188	12.72	17,188	None
Stock	AMIC Technology Corporation	Investee of UMC and Fortune	Long-term investment	16,575	131,257	12.32	110,555	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	950	9,500	11.18	9,500	None
Stock	U-Media Technology Corp.	Investee company	Long-term investment	1,200	12,000	11.11	12,000	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	530	6,625	10.60	6,625	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,337	17,381	5.75	17,381	None
Stock	AFA Technologies, Inc.	Investee company	Long-term investment	1,050	26,250	4.77	26,250	None
Stock	Pixart Imaging, Inc.	The Company is its director	Long-term investment	10,690	207,004	17.20	Note	None
Stock	Aimtron Technology Inc.	The Company is its director	Long-term investment	672	28,300	2.44	Note	None
Stock	HiTop Communications Corp.	—	Long-term investment	3,142	47,136	13.09	Note	None
Stock	Epitech Corp.	The Company is its director and supervisor	Long-term investment	8,394	132,539	9.65	Note	None
Stock	SIMpal Electronics Co., Ltd.	The Company is its director	Long-term investment	6,009	70,179	7.34	Note	None
Stock	Programmable Microelectronics (Taiwan) Corp.	The Company is its director	Long-term investment	3,302	37,156	8.25	Note	None

56

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units (thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership (%)	Market value/Net assets value
Stock	Shin-Etsu Handotai Taiwan Co., Ltd.	The Company is its director	Long-term investment	10,500	$105,000	7.00	Note	None
Stock	XGI Technology, Inc.	—	Long-term investment	20,726	71,504	9.27	Note	None
Stock	LighTuning Tech., Inc.	—	Long-term investment	600	9,629	4.76	Note	None
Stock	Averlogic Corporation	The Company is its director and supervisor	Long-term investment	1,051	17,628	3.80	$13,330	None
Stock	Animation Technologies Inc.	—	Long-term investment	1,500	22,500	3.59	Note	None
Stock	WavePlus Technology Inc.	—	Long-term investment	1,200	30,000	4.00	Note	None
Stock	RDC Semiconductor Co., Ltd.	—	Long-term investment	1,100	28,000	3.22	Note	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	186	1,860	3.08	Note	None
Stock	EE Solution, Inc.	—	Long-term investment	650	14,800	2.43	Note	None
Stock	Trident Technologies, Inc.	—	Long-term investment	1,550	14,793	2.30	Note	None
Stock	Subtron Technology Co., Ltd.	The Company is its director and supervisor	Long-term investment	3,701	52,870	1.58	Note	None
Stock	SiRF Technology Holding, Inc.	—	Long-term investment	611	83,346	1.34	248,370	None
Stock	Forture Semiconductor Corporation	—	Long-term investment	349	10,461	1.06	Note	None
Stock	United Microelectronics Corporation	Investor company	Long-term investment	19,808	171,857	0.11	397,797	None
Stock	Advanced Chip Engineering Technology Inc.	—	Long-term investment	4,160	49,920	3.56	Note	None
Stock	Cion Technology Corporation	The Company is its director	Long-term investment	2,160	21,600	18.00	Note	None
Fund	Iglobe Partners Fund II, L.P.	—	Long-term investment	—	42,092	3.45	Note	None
Fund	Crystal Internet Venture Fund II	—	Long-term investment	—	38,855	0.99	Note	None
Stock-Preferred Stock	Alpha and Omega Semiconductor, Inc.	—	Long-term investment	1,500	46,313	—	N/A	None
Stock-Preferred Stock	Integrant Technologies, Inc.	—	Long-term investment	120	34,413	4.95	N/A	None
Stock-Preferred Stock	Arcadia Design Systems, Inc.	—	Long-term investment	162	1,620	—	N/A	None
Stock-Preferred Stock	Aurora System, Inc.	—	Long-term investment	5,133	59,317	—	N/A	None

United Microdiplay Optronics Corp.
Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2004				Shares as collateral (thousand)
				Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	Thintek Optronics Corp.	Investee company	Long-term investment	9,999	$53,618	49.99	$53,618	None

Note : The net assets values for unlisted investees accounted for under the cost method were not available as of December 31, 2004.

57

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares(thousand)	Amount	Units (thousand)/ bonds/ shares(thousand)	Amount	Units (thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Convertible bonds	King Yuan Electronics Co., Ltd.	Short-term investment	Open market	—	—	$—	800	$271,600	—	$—	$—	$—	800	$271,600
Convertible bonds	Evergreen Marine Corporation	Short-term investment	Open market	—	—	—	1,300	130,000	1,300	162,531	130,000	32,531	—	—
Convertible bonds	Chunghwa Picture Tubes Ltd.	Short-term investment	Open market	—	—	—	7,000	244,780	7,000	253,352	244,780	8,572	—	—
Convertible bonds	Ability Enterprise Co., Ltd.	Short-term investment	Open market	—	—	—	4,000	135,800	4,000	139,513	135,800	3,713	—	—
Convertible bonds	International Semiconductor Technology Ltd.	Short-term investment	Open market	—	—	—	5,000	169,750	1,000	34,120	33,950	170	4,000	135,800
Convertible bonds	Quanta Display Inc.	Short-term investment	Open market	—	—	—	5,000	168,825	5,000	215,750	168,825	46,925	—	—
Convertible bonds	Siliconware Precision Industries	Short-term investment	Open market	—	—	—	8,000	270,120	—	—	—	—	8,000	270,120
Convertible bonds	Mega Financial Holding Company	Short-term investment	Open market	—	—	—	5,000	166,650	—	—	—	—	5,000	166,650
Convertible bonds	China Airlines	Short-term investment	Open market	—	—	—	2,900	290,000	2,900	309,334	290,000	19,334	—	—
Convertible bonds	Quanta Storage Inc.	Short-term investment	Open market	—	—	—	4,500	152,778	—	—	—	—	4,500	152,778
Convertible bonds	EDOM Technology Co., Ltd.	Short-term investment	Open market	—	—	—	60	201,990	—	—	—	—	60	201,990
Convertible bonds	Action Electronics Co., Ltd.	Short-term investment	Open market	—	—	—	10,000	322,200	—	—	—	—	10,000	322,200
GDR	HannStar Display Corporation	Short-term investment	Open market	—	—	—	663	169,717	663	170,550	169,717	833	—	—
Stock	ChinaSteel Corporation	Short-term investment	Open market	—	—	—	3,400	117,521	3,519	125,244	117,521	7,723	—	—
Stock	Yang Ming Marine Transport Corp.	Short-term investment	Open market	—	—	—	3,100	128,057	—	—	—	—	3,254	128,057
Stock	UMC Capital Corporation	Long-term investment	Capitalization from cash	—	40,000	1,265,822	15,000	493,075	—	—	—	—	55,000	1,310,493
Stock	Novatek Microelectronics Corp.	Long-term investment	Open market	—	69,147	1,285,319	—	—	6,000	513,144	127,783	376,694	72,775	1,615,328
Stock	UMCi Ltd.	Long-term investment	Infineon, UMCJ, employees of UMCi and others	Investee of UMC	657,438	20,972,846	227,938	10,761,903	5,370	196,840	173,334	24,191	880,006	26,582,778
Stock	AU Optronics Corp.	Long-term investment	Open market	—	423,700	5,991,447	—	—	359,897	15,278,509	5,031,554	10,289,430	71,215	959,082
Stock	MediaTek Incorporation	Long-term investment	Open market	—	71,386	1,055,237	—	—	6,700	1,612,355	86,189	1,520,602	77,428	969,048

Hsun Chieh Investment Co., Ltd.

Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Bonds/shares(thousand)	Amount	Bonds/shares(thousand)	Amount	Bonds/shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Bonds/shares(thousand)	Amount
Convertible bonds	Gemtek Technology Co. Ltd.	Short-term investment	Open market	—	1,080	$108,000	—	$—	1,080	$132,845	$108,000	$24,845	—	$—
Stock	Opto Tech Corporation	Short-term investment	Open market	—	10,000	100,000	—	—	10,000	127,407	100,000	27,407	—	—
Stock	King Yuan Electronics Co., Ltd.	Short-term investment	Open market	—	15,090	366,101	1,008	—	16,098	478,660	366,101	112,559	—	—
Stock	Taishin Financial Holding Co., Ltd.	Short-term investment	Open market	—	—	—	10,000	275,466	10,000	290,642	275,466	15,176	—	—
Stock	Shinkong Synthetic Fibers Corporation	Long-term investment	Open market	—	—	—	17,574	185,832	17,574	170,142	185,832	(15,690)	—	—
Stock	Unitruth Investment Corp.	Long-term investment	Capitalization from cash	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000

58

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Shares (thousand)	Amount	Shares (thousand)	Amount	Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Shares (thousand)	Amount
Stock	Advance Materials Corporation	Long-term investment	Unimicron Technology Corp.	Investee of UMC	12,800	$142,194	—	$—	12,800	$134,541	$142,194	$(7,653)	—	$—
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash	—	9,000	90,270	11,726	140,711	—	—	—	—	20,726	71,504
Stock	Triscend Corporation	Long-term investment	Xilinx	—	3,500	95,000	—	—	3,500	165,138	95,000	70,138	—	—

UMC Japan

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares (thousand)	Amount	Shares (thousand)	Amount	Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Shares (thousand)	Amount
Stock	UMCi Ltd.	Long-term investment	Note 2	Note 2	45,000	¥4,820,850	45,000	¥6,496,306	90,000	¥13,280,954	¥11,720,261	¥1,560,693	—	¥—
											Note 3
Note 1 :	Gain (loss) from disposal might include the adjustment of additional paid-in capital. The ending balance might also include other additions or deductions not shown on the above schedule, including long-term equity investment income or loss, cumulative translation adjustment, changes in long-term investment due to unproportionate changes in ownership, and unrealized loss in long-term investment, etc.
Note 2 :	Purchase from UMCi’s new share issuance and sell to parent company (United Microelectronics Corporation).
Note 3 :	The cost of disposal includes exchange gain of ¥403,105 thousand.

59

ATTACHMENT-5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior transaction details for related counterparty				Price reference	Date of acquisition and status of utilization	Other commitments
						Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount
None

60

ATTACHMENT-6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

61

ATTACHMENT-7( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions					Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales		$53,751,976	45.82	45days	N/A	N/A		$4,389,514	41.04
United Microelectronics (Europe) B.V.	Investee company	Sales		19,685,139	16.78	45days	N/A	N/A		1,875,964	17.54
UMC Japan	Investee company	Sales		567,549	0.48	45days	N/A	N/A		90,191	0.84
Silicon 7, Inc.	Subsidiary is its director	Sales		333,969	0.28	45days	N/A	N/A		9,048	0.08
XGI Technology Inc.	Affiliate company	Sales		351,370	0.30	45days	N/A	N/A		3,496	0.03
United Microdisplay Optronics Corp.	Investee company	Sales		245,755	0.21	45days	N/A	N/A		57,620	0.54
Silicon Integrated Systems Corp.	Investee company	Sales		1,676,873	1.43	45days	Note	N/A		680,936	6.37
Holtek Semiconductor Inc.	Investee company	Sales		736,611	0.63	45days	N/A	N/A		69,007	0.65
Novatek Microelectronics Corp.	Investee company	Sales		4,352,639	3.71	45days	N/A	N/A		732,496	6.85
Faraday Technology Corp.	Investee company	Sales		1,840,978	1.57	45days	N/A	N/A		372,077	3.48
AMIC Technology Corp.	Investee company	Sales		550,651	0.47	45days	N/A	N/A		13,945	0.13
MediaTek Incorporation	The Company is its supervisor	Sales		7,692,163	6.56	45days	N/A	N/A		784,279	7.33
Pixart Imaging, Inc.	Subsidiary is its director	Sales		683,622	0.58	45days	N/A	N/A		25,015	0.23
Programmable Microelectronics (Taiwan) Corp.	Subsidiary is its director	Sales		283,602	0.24	45days	N/A	N/A		25,192	0.24
Integrated Technology Express Inc.	Investee company	Sales		326,263	0.28	45days	N/A	N/A		42,137	0.39
Fortune Semiconductor Corp.	Subsidiary is its director	Sales		259,861	0.22	45days	N/A	N/A		15,881	0.15
Princeton Technology Corporation	Subsidiary is its director	Sales		250,456	0.21	45days	N/A	N/A		36,347	0.34
InComm Technologies Co., Ltd.	Subsidiary is its director	Sales		157,098	0.13	45days	N/A	N/A		42,742	0.40
Shin-Etsu Handotai Taiwan Co., Ltd.	Subsidiary is its director	Purchases		3,952,085	14.45	60days	N/A	N/A		628,641	14.15
Applied Component Technology Corp.	Investee company	Purchases		116,452	0.43	60days	N/A	N/A		20,856	0.47
UMCi Ltd.	Investee company	Purchases		2,987,721	10.93	60days	N/A	N/A		800,805	18.02
Note : The sales price was determined on mutual agreement based on the market conditions.

UMC Group (USA)

		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	1,604,234	99.52	Net 55 Days	N/A	N/A	USD	138,735	97.64
UMCi Ltd.	Affiliate company	Purchases	USD	5,963	0.37	Net 60 Days	N/A	N/A	USD	305	0.21

62

ATTACHMENT-7( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMCi Ltd.

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC Group (USA)	Affiliate company	Sales	USD 5,938	5.85	N/A	N/A	N/A	USD 305	1.08
United Microelectronics Corporation	Investor company	Sales	USD 93,531	92.13	N/A	N/A	N/A	USD 27,655	97.63

United Microelectronics (Europe) B. V.

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD 587,054	100.00	Net 60 Days	N/A	N/A	USD 59,303	100.00

63

ATTACHMENT-8 ( Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Related party	Relationship	Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
		Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collecting status
UMC Group (USA)	Investee company	$—	$4,389,514	$29	$4,389,543	12.28	$—	Credit Collecting	$1,616,284	$84,264
United Microelectronics (Europe) B.V.	Investee company	—	1,875,964	388	1,876,352	12.00	—	Credit Collecting	—	86,974
Novatek Microelectronics Corp.	Investee company	—	732,496	—	732,496	4.87	—	Credit Collecting	—	7,551
Faraday Technology Corp.	Investee company	—	372,077	2,755	374,832	6.23	40,009	Credit Collecting	—	4,617
MediaTek Incorporation	The Company is its supervisor	—	784,279	—	784,279	6.16	—	Credit Collecting	—	8,111
Silicon Integrated Systems Corp.	Investee company	—	680,936	1,812	682,748	4.94	96,608	Credit Collecting	—	8,059

UMCi Ltd.
Related party	Relationship	Ending balance				Turnover rate (times)	Overdue receivables			Allowance for doubtful accounts
		Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collecting status	Amount received in subsequent period
United Microelectronics Corporation	Investor company	—	USD27,614	USD41	USD27,655	6.38	—	—	USD8,475	USD276
UMC Group (USA)	Investee of UMC	—	USD305	—	USD305	38.96	USD143	—	—	USD36

64

ATTACHMENT-9(Names, locations and related information of investee companies as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Investee company	Address	Main businesses and products	Initial Investment		Investment as of Dec. 31, 2004			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Shares (thousand)	Percentage of ownership(%)	Book value
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD16,438	USD16,438	16,438	100.00	$720,500	$346,066	$315,615
United Foundry Service, Inc.	Sunnyvale, California, USA	Supervising and monitoring group projects	USD2,005	USD2,005	2,005	100.00	103,881	15,638	15,690
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD5,421	USD5,421	9	100.00	284,568	66,953	59,742
UMC Capital Corporation	Cayman, Cayman Islands	Investment holding	USD55,000	USD40,000	55,000	100.00	1,310,493	(367,466)	(367,466)
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD700	USD700	700	100.00	5,854	(1,170)	(1,170)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits	USD839,880	USD640,563	880,006	100.00	26,582,778	(3,356,684)	(2,783,241)
Fortune Venture Capital Corporation	Taipei, Taiwan	Consulting and planning for investment in new business	2,999,940	2,999,940	299,994	99.99	2,354,878	81,119	81,117
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding	14,172,940	14,172,940	1,417,294	99.97	10,296,356	20,614	20,608
United Microdisplay Optronics Corporation	Science Park, Hsin-Chu	Sales and manufacturing of LCOS	818,453	1,043,453	104,345	83.48	441,618	(260,649)	(172,580)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Venture capital consultation	300,000	300,000	30,000	49.99	304,810	15,445	7,723
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	¥20,537,634	¥20,537,634	484	47.42	8,842,456	(238,351)	(375,925)
DuPont Photomasks Taiwan Ltd.	Science Park, Hsin-Chu	Manufacturing of photomasks	773,795	773,795	106,621	45.35	1,058,515	(24,594)	(11,154)
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD21,000	USD21,000	21,000	42.00	730,930	63,198	26,543
Holtek Semiconductor Inc.	Science Park, Hsin-Chu	IC design production and sales	357,628	357,628	48,980	25.23	731,442	777,528	184,424
Integrated Technology Express, Inc.	Science Park, Hsin-Chu	Sales and manufacturing of integrated circuits	186,898	205,025	24,229	22.23	281,313	43,406	4,968
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	2,592,013	2,592,013	185,626	21.43	3,465,809	2,208,392	445,785
Faraday Technology Corp.	Science Park, Hsin-Chu	ASIC design and production	81,032	81,032	47,682	18.38	794,298	1,293,403	241,606
Novatek Microelectronics Corp.	Science Park, Hsin-Chu	Sales and manufacturing of integrated circuits	115,567	155,941	72,775	18.30	1,615,328	3,568,834	675,960
Applied Component Technology Corp.	Taipei, Taiwan	IC production sales	64,659	44,604	8,848	16.44	19,874	(33,958)	(5,505)
Silicon Integrated Systems Corp.	Science Park, Hsin-Chu	Sales and manufacturing of integrated circuits	5,684,865	5,684,865	219,092	16.16	4,226,303	(1,997,176)	(861,303)
AMIC Technology Corporation	Science Park, Hsin-Chu	IC design, production and sales	135,000	135,000	16,200	11.83	79,395	(132,409)	(10,724)

65

Exhibit 99.2

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the 2004 and 2003 financial statements of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$885 million and NT$385 million for the years ended December 31, 2004 and 2003, respectively, and the related long-term investment balances of NT$7,194 million and NT$6,969 million as of December 31, 2004 and 2003, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

January 21, 2005

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
	Notes	2004	2003
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$101,381,973	$118,771,773
Marketable securities, net	2, 4(2)	3,143,697	1,820,328
Notes receivable	4(3)	2,040	8,756
Notes receivable - related parties	5	39,034	101,753
Accounts receivable, net	2, 4(4)	11,267,614	15,079,068
Accounts receivable - related parties, net	2, 5	2,036,788	3,285,371
Other receivables	2	661,623	708,946
Other financial assets, current	2, 4(5), 10	453,845	2,446,603
Inventories, net	2, 4(6)	10,012,998	8,370,165
Prepaid expenses		327,810	752,697
Deferred income tax assets, current	2, 4(19)	3,608,968	2,953,378
Restricted deposits	6	—	21,875
Other current assets		—	1,089

Total current assets		132,936,390	154,321,802

Funds and long-term investments	2, 4(7)
Long-term investments accounted for under the equity method		21,395,116	21,905,026
Long-term investments accounted for under the cost method		11,538,899	16,964,768
Prepaid long-term investments		16,630	52,343
Less: Allowance for loss on decline in market value		(238,367)	(62,888)

Total funds and long-term investments		32,712,278	38,859,249

Other financial assets, noncurrent	2, 4(5),10	2,562,754	1,848,530

Property, plant and equipment	2, 4(8), 5, 6, 7
Land		1,320,095	1,560,237
Buildings		21,237,012	17,721,538
Machinery and equipment		358,364,726	272,927,438
Transportation equipment		89,252	90,955
Furniture and fixtures		2,638,541	2,521,756
Leased assets		47,783	47,783
Leasehold improvements		38,620	40,848

Total Cost		383,736,029	294,910,555
Less : Accumulated depreciation		(223,457,030)	(168,200,915)
Add : Construction in progress and prepayments		31,745,156	22,846,921

Property, plant and equipment, net		192,024,155	149,556,561

Intangible assets
Trademarks		258	427
Patents	2	—	6,956
Goodwill	2, 4(21)	1,214,956	—
Technological know-how	2	213,722	559,237
Other intangible assets	2	3,282,770	9,978

Total intangible assets		4,711,706	576,598

Other assets
Deferred charges	2	2,650,388	2,472,069
Deferred income tax assets, noncurrent	2, 4(19)	3,790,903	4,485,003
Other assets-others	2, 4(9),6	4,916,309	2,393,991

Total other assets		11,357,600	9,351,063

Total assets		$376,304,883	$354,513,803

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(10)	$2,986,919	$1,884,899
Notes payable		189,497	153,892
Accounts payable		4,724,287	5,787,440
Accounts payable - related parties	5	682,048	812,849
Income tax payable	2	241,449	224,930
Accrued expenses		9,204,536	5,213,758
Other payables		8,071,379	7,370,809
Current portion of long-term interest-bearing liabilities	4(11), 4(12), 5, 6	8,261,146	20,923,327
Other current liabilities	7	2,237,086	1,767,910

Total current liabilities		36,598,347	44,139,814

Long-term interest-bearing liabilities
Bonds payable	2, 4(7), 4(11)	43,018,761	58,213,913
Long-term loans	4(12), 5, 6	18,269,357	2,120,533

Total long-term interest-bearing liabilities		61,288,118	60,334,446

Other liabilities
Accrued pension liabilities	2, 4(13)	2,713,408	2,309,892
Deposits-in		19,301	5,255
Minority interests		8,728,877	15,078,024
Other liabilities-others		582,956	413,326

Total other liabilities		12,044,542	17,806,497

Total liabilities		109,931,007	122,280,757

Capital	2, 4(14), 4(15), 4(21)
Common stock		177,919,819	161,407,435
Capital collected in advance		4,040	—
Capital reserve	2, 4(15), 4(21)
Premiums		47,117,227	41,729,589
Change in equities of long-term investments		20,807,013	21,192,141
Excess from merger		17,008,955	17,152,454
Retained earnings	4(17)
Legal reserve		12,812,501	11,410,475
Special reserve		90,871	1,346,994
Unappropriated earnings		29,498,329	14,036,822
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(424,713)	(90,864)
Cumulative translation adjustment		(1,319,452)	913,877
Treasury stock	2, 4(16)	(37,140,714)	(36,865,877)

Total stockholders’ equity		266,373,876	232,233,046

Total liabilities and stockholders’ equity		$376,304,883	$354,513,803

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the year ended December 31,
	Notes	2004	2003
Operating revenues	2, 5
Sales revenues		$126,837,616	$93,695,738
Less : Sales returns and discounts		(1,486,938)	(1,009,836)

Net Sales		125,350,678	92,685,902
Other operating revenues		3,840,062	3,017,830

Net operating revenues		129,190,740	95,703,732

Operating costs	4(18)
Cost of goods sold	5	(89,455,182)	(71,363,227)
Other operating costs		(2,892,643)	(2,536,442)

Operating costs		(92,347,825)	(73,899,669)

Gross profit		36,842,915	21,804,063
Unrealized intercompany profit	2	(151,192)	(106,702)
Realized intercompany profit	2	106,702	68,558

Net		36,798,425	21,765,919

Operating expenses	4(18)
Sales and marketing expenses		(2,775,289)	(2,170,897)
General and administrative expenses		(4,853,119)	(3,996,466)
Research and development expenses		(7,363,620)	(5,858,629)

Subtotal		(14,992,028)	(12,025,992)

Operating income		21,806,397	9,739,927

Non-operating income
Interest revenue		1,040,652	1,141,264
Investment income accounted for under the equity method, net	2, 4(7)	551,779	300,724
Dividend income		1,163,438	837,696
Gain on disposal of property, plant and equipment	2	139,951	216,992
Gain on disposal of investments	2, 4(11)	12,868,569	6,885,374
Exchange gain, net	2	—	256,452
Recovery of unrealized loss on decline in market value of marketable securities	2	—	10,806
Other income	4(11)	635,092	764,190

Subtotal		16,399,481	10,413,498

Non-operating expenses
Interest expense	4(8), 5	(1,434,823)	(1,326,155)
Other investment loss	2	(473,529)	(1,866,454)
Loss on disposal of property, plant and equipment	2	(230,609)	(170,576)
Exchange loss, net	2,10	(928,891)	—
Loss on decline in market value and obsolescence of inventories	2	(1,884,466)	(1,443,565)
Financial expenses		(396,909)	(387,916)
Other losses	2, 4(11)	(1,112,082)	(263,054)

Subtotal		(6,461,309)	(5,457,720)

Income before income tax and minority interests		31,744,569	14,695,705
Income tax expense	2, 4(19)	(373,800)	(979,469)

Income before minority interests		31,370,769	13,716,236
Minority interests		472,612	304,021

Net income		$31,843,381	$14,020,257

Earnings per share-basic	2, 4(20)
Net income ( NTD)		$1.89	$0.84

Earnings per share-diluted	2, 4(20)
Net income (NTD)		$1.86	$0.83

Pro forma information on earnings as if unconsolidated subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(20)
Net income		$31,843,381	$14,020,257

Earnings per share-basic (NTD)		$1.89	$0.84

Earnings per share-diluted (NTD)		$1.86	$0.83

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

	Capital			Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	Common Stock	Capital Collected in Advance	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2003	$154,748,456	$—	$81,875,491	$10,686,225	$631,982	$8,685,847	$(1,349,248)	$728,851	$(38,583,119)	$217,424,485
Appropriation of 2002 retained earnings
Legal reserve	—	—	—	724,250	—	(724,250)	—	—	—	—
Special reserve	—	—	—	—	715,012	(715,012)	—	—	—	—
Stock dividends	6,079,252	—	—	—	—	(6,079,252)	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(5,650)	—	—	—	(5,650)
Employees’ bonus	579,727	—	—	—	—	(579,727)	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(2,056,064)	(2,056,064)
Treasury stock transferred to employees	—	—	—	—	—	(565,716)	—	—	3,773,306	3,207,590
Net income in 2003	—	—	—	—	—	14,020,257	—	—	—	14,020,257
Transfer of capital reserve arising from gain on disposal of property, plant and equipment of investees to retained earnings	—	—	(325)	—	—	325	—	—	—	—
Adjustment of capital reserve accounted for under the equity method	—	—	(1,800,982)	—	—	—	—	—	—	(1,800,982)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	1,258,384	—	—	1,258,384
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	185,026	—	185,026

Balance as of December 31, 2003	161,407,435	—	80,074,184	11,410,475	1,346,994	14,036,822	(90,864)	913,877	(36,865,877)	232,233,046
Appropriation of 2003 retained earnings
Legal reserve	—	—	—	1,402,026	—	(1,402,026)	—	—	—	—
Special reserve	—	—	—	—	(1,256,123)	1,256,123	—	—	—	—
Stock dividends	12,224,284	—	—	—	—	(12,224,284)	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(12,618)	—	—	—	(12,618)
Employees’ bonus	1,111,273	—	—	—	—	(1,111,273)	—	—	—	—
Transfer of capital reserve to common stock	661,298	—	(661,298)	—	—	—	—	—	—	—
Stock issued for merger	3,571,429	—	6,100,571	—	—	—	—	—	—	9,672,000
Purchase of treasury stock	—	—	—	—	—	—	—	—	(5,198,020)	(5,198,020)
Cancellation of treasury stock	(1,497,280)	—	(538,107)	—	—	(2,887,796)	—	—	4,923,183	—
Exercise of emloyees’ stock options	441,380	4,040	342,973	—	—	—	—	—	—	788,393
Net income in 2004	—	—	—	—	—	31,843,381	—	—	—	31,843,381
Adjustment of capital reserve accounted for under the equity method	—	—	(385,128)	—	—	—	—	—	—	(385,128)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	(333,849)	—	—	(333,849)
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	(2,233,329)	—	(2,233,329)

Balance as of December 31, 2004	$177,919,819	$4,040	$84,933,195	$12,812,501	$90,871	$29,498,329	$(424,713)	$(1,319,452)	$(37,140,714)	$266,373,876

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

	For the year ended December 31,
	2004	2003
Cash flows from operating activities:
Net income	$31,843,381	$14,020,257
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interests	(472,612)	(304,021)
Depreciation	45,589,891	39,233,479
Amortization	1,582,524	1,629,854
Loss (recovery) on decline in market value of marketable securities	58,853	(10,806)
Bad debt expenses	103,259	80,249
Loss on decline in market value and obsolescence of inventories	1,884,466	1,443,565
Investment income accounted for under the equity method	(551,779)	(300,724)
Cash dividends received under the equity method	564,897	273,762
Impairment loss on long-term investments	414,676	1,866,454
Write-off of deferred charges	269,325	—
Gain on disposal of investments	(12,868,569)	(6,885,374)
(Gain) loss on disposal of property, plant and equipment	90,658	(46,416)
Transfer of property, plant and equipment to losses and expenses	6,351	22,584
(Gain) loss on reacquisition of bonds	59	(145,019)
Amortization of bond premiums	(10,050)	(19,386)
Gain on settlement of exchangeable bonds	(356,521)	(519,544)
Changes in assets and liabilities:
Notes receivable	69,435	(25,138)
Accounts receivable	976,727	(6,919,470)
Other receivables	66,939	2,848,454
Inventories	(2,832,846)	(1,331,056)
Prepaid expenses	836,340	124,294
Other financial assets	54,374	(128,539)
Deferred income tax assets	280,824	853,864
Other current assets	1,268,347	(139)
Notes payable	35,605	(245)
Accounts payable	2,504,155	1,971,892
Income tax payable	(182,728)	(64,417)
Accrued expenses	3,812,541	1,162,050
Other current liabilities	316,746	352,182
Compensation interest payable	(126,111)	67,938
Accrued pension liabilities	435,909	299,270
Capacity deposits	(1,725,822)	74,820
Other liabilities	(1,314)	313

Net cash provided by operating activities	73,937,930	49,624,987

Cash flows from investing activities:
Decrease (increase) in marketable securities, net	(569,735)	723,834
Decrease in other financial assets, net	1,503,980	2,665,117
Acquisition of long-term investments	(5,560,766)	(9,849,367)
Proceeds from disposal of long-term investments	8,254,496	11,041,934
Cash proceeds from merger	70,383	—
Acquisition of minority interests	(6,814,323)	(4,168,706)
Acquisition of property, plant and equipment	(81,110,208)	(24,819,683)
Proceeds from disposal of property, plant and equipment	718,470	840,760
Increase in deferred charges	(978,741)	(675,460)
Decrease in other assets, net	1,354,137	127,139

Net cash used in investing activities	(83,132,307)	(24,114,432)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars)

(continued)	For the year ended December 31,
	2004	2003
Cash flows from financing activities:
Increase in short-term loans, net	$655,873	$615,040
Proceeds from long-term loans	23,075,700	680,400
Repayment of long-term loans	(9,366,412)	(14,269,647)
Proceeds from bonds issued	—	29,095,410
Redemption of bonds	(16,336,953)	(2,209,104)
Reacquisition of bonds	(41,392)	(2,156,908)
Remuneration paid to directors and supervisors	(12,618)	(5,650)
Increase in deposits-in, net	5,513	5,147
Purchase of treasury stock	(5,758,968)	(2,262,897)
Exercise of employees’ stock options	788,393	—
Treasury stock transferred to employees	—	3,207,590
Proceeds from minority shareholders on stock issuance of subsidiaries	158,608	4,881,769

Net cash provided by (used in) financing activities	(6,832,256)	17,581,150

Effect of exchange rate changes on cash and cash equivalents	(1,363,167)	777,620

Net increase (decrease) in cash and cash equivalents	(17,389,800)	43,869,325
Cash and cash equivalents at beginning of year	118,771,773	74,902,448

Cash and cash equivalents at end of year	$101,381,973	$118,771,773

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,974,367	$1,581,736

Cash paid for income tax	$296,820	$94,841

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$81,726,103	$23,401,654
Add: Payable at beginning of year	7,370,809	8,788,838
Add: Payable proceeds from merger	84,675	—
Less: Payable at end of year	(8,071,379)	(7,370,809)

Cash paid for acquiring property, plant and equipment	$81,110,208	$24,819,683

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$11,614,141	$194,304
Book value of reference shares delivered for exchange	(3,898,638)	(75,505)
Elimination of related balance sheet accounts	90,983	4,348

Recognition of gain on disposal of investments	$7,806,486	$123,147

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	GENERAL DESCRIPTIONS OF REPORTING ENTITIES

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to fit individual customer’s needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depository Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

The Company’s consolidated financial statements include the financial statements of the Company and the following subsidiaries (hereinafter referred to collectively as the Group):

Hsun Chieh Investment Co., Ltd. (Hsun Chieh) was incorporated in January 2000 and is engaged in the business of investments. The Company owned 99.97% of interest in Hsun Chieh as of December 31, 2004 and 2003.

UMC Japan (UMCJ) was incorporated in May 1984 in Japan and is engaged in the business of sales and manufacturing of integrated circuit. The Group owned 51.93% and 51.89% of interest in UMCJ as of December 31, 2004 and 2003, respectively.

UMC Group (USA) (UMC-USA) was incorporated in August 1997 and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company owned 100% of interest in UMC-USA as of December 31, 2004 and 2003.

UMCi Ltd. (UMCi) was incorporated in January 2001 and is engaged in the business of sales and manufacturing of integrated circuit. The company owned 100% of interest in UMCi as of December 31, 2004, and the Group owned 77.72% of interest in UMCi as of December 31, 2003.

United Microelectronics (Europe) B.V. (UME BV) was incorporated in May 1989 and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company acquired UME BV in May 2002, and owned 100% of interest as of December 31, 2004 and 2003.

United Microdisplay Optronics Corp. (UMO) was incorporated in September 2002 and is engaged in the business of sales and manufacturing of chips for Liquid Crystal on Silicon (LCOS). The Company owned 83.48% of interest in UMO as of December 31, 2004 and 2003.

Fortune Venture Capital Corporation (Fortune), Unitruth Investment Corp., UMC Capital Corporation, United Microelectronics Corp. (Samoa), and United Foundry Service, Inc. were excluded from consolidation (see Note 2 - Principles of Consolidation).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (ROC).

Summary of significant accounting policies is as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and certain majority-owned (above 50%) subsidiaries in accordance with the requirements of the Statements of Financial Accounting Standards of the Republic of China (ROC SFAS) No.7. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Pursuant to ROC SFAS No. 7, if the total assets and operating revenues of a subsidiary are less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary’s financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company’s non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company’s non-consolidated total assets or operating revenues has to be included in the consolidation. Such subsidiaries are included in the consolidated financial statements thereafter, unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company’s respective non-consolidated amount.

The difference between the acquisition cost and the net equity of the subsidiary, is amortized over 5 years.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing on the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recorded as cumulative translation adjustments in stockholders’ equity.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts, historical exchange rates for equity accounts, and exchange rates on dividend declaration date for dividends. The cumulative translation effects from subsidiaries using functional currencies other than the New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of 3 months or less.

Marketable Securities

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value on the balance sheet date. Cash dividends are recorded as dividend income when received. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined on the weighted average method. The market values of listed debt, equity securities, and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgement and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting shares in listed investees, where significant influence on operating decisions of the investees does not reside with the Group, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purpose is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting shares in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as a new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely. Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Group’s ownership percentage; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Group’s ownership percentage in the subsidiary incurred with a gain or loss.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings - 3 to 55 years; machinery and equipment - 3 to 6 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leased assets and leasehold improvements - the lease period, or estimated economic life, whichever is shorter.

Intangible Assets

Patents are stated at cost and amortized over their estimated economic life using the straight-line method. Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method. Goodwill arising from the merger is amortized using the straight-line method over 15 years. At each balance sheet date, the Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment loss is provided accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

At each balance sheet date, the Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment losses is provided accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bond is to be offset against the book value of the investment in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

The net pension cost is computed based on an actuarial valuation in accordance with the provision of the Statements of Financial Accounting Standards of the Republic of China (ROC SFAS) No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets, and the amortization of net obligation at transition, pension gain or loss, and prior service cost.

Employee Stock Option Plan

The Group applies intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Group also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Group adopted the ROC SFAS No. 30, which requires that treasury stock held by the Group itself to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Group’s stock held by its subsidiaries is also treated as treasury stock in the Group’s account.

Revenue Recognition

The main sales term of the Group is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customers’ complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

An expenditure is capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is charged to expense when incurred.

Income Tax

The Group adopted the ROC SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

According to the ROC SFAS No. 12, the Group recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings per Share

Earnings per share is computed according to the ROC SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recorded as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the ROC SFAS No. 25 “ Enterprise Mergers—Accounting of Purchase Method.” The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs is recognized as capital reserve.

3.	ACCOUNTING CHANGE

None.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of December 31,
	2004	2003
Cash:
Cash on hand	$2,396	$3,344
Checking and savings accounts	5,963,814	3,263,716
Time deposits	86,889,832	105,578,263

Subtotal	92,856,042	108,845,323

Cash equivalents:
Commercial paper	8,525,931	9,926,450

Total	$101,381,973	$118,771,773

(2)	MARKETABLE SECURITIES, NET

	As of December 31,
	2004	2003
Listed equity securities	$1,446,302	$1,443,545
Convertible bonds	1,756,248	376,783

Total	3,202,550	1,820,328
Less: Allowance for loss on decline in market value	(58,853)	—

Net	$3,143,697	$1,820,328

(3)	NOTES RECEIVABLE

	As of December 31,
	2004	2003
Notes receivable	$2,040	$8,756

(4)	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2004	2003
Accounts receivable	$11,779,505	$15,500,554
Less: Allowance for sales returns and discounts	(437,549)	(325,745)
Less: Allowance for doubtful accounts	(74,342)	(95,741)

Net	$11,267,614	$15,079,068

(5)	OTHER FINANCIAL ASSETS, CURRENT

	As of December 31,
	2004	2003
Credit-linked deposits and repackage bonds	$2,942,434	$4,166,594
Interest rate swaps	35,532	128,539
Forward contracts	38,633	—

Total	3,016,599	4,295,133
Less: Non-current portion	(2,562,754)	(1,848,530)

Net	$453,845	$2,446,603

Please refer to Note 10 for disclosures on risks of other financial assets.

(6)	INVENTORIES, NET

	As of December 31,
	2004	2003
Raw materials	$252,847	$209,616
Supplies and spare parts	2,208,545	1,607,312
Work in process	7,837,998	6,880,234
Finished goods	1,500,101	194,651

Total	11,799,491	8,891,813
Less: Allowance for loss on decline in market value and obsolescence	(1,786,493)	(521,648)

Net	$10,012,998	$8,370,165

a.	The insurance coverage for inventories amounted to $11,093 million and $8,328 million as of December 31, 2004 and 2003, respectively.

b.	Inventories were not pledged.

(7)	LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of December 31,
	2004		2003
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
United Foundry Service, Inc.	$103,881	100.00	$95,484	100.00
UMC Capital Corporation	1,310,493	100.00	1,265,822	100.00
United Microelectronics Corp. (Samoa)	5,854	100.00	7,463	100.00
Unitruth Investment Corp.	100,115	100.00	—	—
Fortune Venture Capital Corporation	2,354,878	99.99	2,280,265	99.99
Pacific Venture Capital Co., Ltd	304,810	49.99	313,298	49.99
Thintek Optronics Corp.	53,618	49.99	73,421	49.99
UCA Technology, Inc.	43,097	49.50	49,500	49.50
United Radiotek Incorporation	86,107	49.04	91,426	49.50
VistaPoint, Inc.	31,263	48.77	62,030	48.77
DuPont Photomasks Taiwan Ltd.	1,058,515	45.35	1,069,669	45.35
Unitech Capital Inc.	730,930	42.00	757,050	42.00
UC Fund II	150,079	35.45	164,162	35.45
Unimicron Technology Corp.	5,280,435	32.65	4,875,575	33.41
RiRa Electronics, Inc.	13,106	32.50	43,355	32.50
Star Semiconductor Corp.	37,161	28.20	47,022	48.48
AFA Technology, Inc.	42,660	26.53	70,372	48.97
Holtek Semiconductor Inc.	731,442	25.23	715,142	27.59
Crystal Media, Inc.	21,150	24.88	—	—
Faraday Technology Corp.	1,940,771	23.88	1,918,758	24.82
ITE Tech. Inc.	281,313	22.23	341,310	24.38
Novatek Microelectronics Corp. (Note A)	1,735,661	19.12	1,380,336	20.95
Ubit Technology, Inc. (Note A)	17,120	18.99	19,900	39.80
Harvatek Corporation (Note A)	349,074	18.23	278,527	18.84
Patentop, Ltd. (Note A)	6,599	18.00	11,688	18.00
AMIC Technology Corporation (Note A)	125,071	16.82	142,154	16.96
Applied Component Technology Corp. (Note A)	19,874	16.44	43,872	21.42
Silicon Integrated Systems Corp. (Note C)	4,226,303	16.16	5,288,088	16.18
U-Media Technology, Inc. (Note A)	12,000	11.11	—	—
Smedia Technology Corp. (Note A)	18,000	10.59	—	—
SerComm Corporation (Note A)	174,903	9.80	168,827	10.46
AMOD Technology Co., Ltd. (Note A)	5,875	9.40	—	—
Davicom Semiconductor, Inc. (Note A)	22,958	2.50	—	—
Bravotek Corporation	—	—	37,500	50.00
VastView Technology, Inc.	—	—	60,567	33.81
Chariotek Inc.	—	—	28,500	47.50
Advance Materials Corporation	—	—	166,443	15.78
Wiseware Technology Corporation	—	—	37,500	25.00

Subtotal	21,395,116		21,905,026

	As of December 31,
	2004		2003
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the cost method or the lower of cost or market value method:
VastView Technology, Inc.	$29,759	19.94	$—	—
Kits OnLine Technology Corp.	56,231	15.91	56,231	15.91
Advance Materials Corporation	152,321	15.78	—	—
Everglory Resource Technology Co., Ltd.	74,000	15.14	74,000	15.14
LighTuning Tech., Inc.	24,772	15.08	24,772	15.08
Printech International Inc.	30,000	12.00	30,000	12.00
Golden Technology Venture Capital Investment Corp.	80,000	10.67	80,000	10.67
MediaTek Incorporation	969,048	10.06	1,055,237	11.13
NCTU Spring I Technology Venture Capital Investment Corp.	43,482	10.06	43,482	10.06
Trendchip Technologies Corp.	60,406	9.25	60,406	9.25
Incomm Technologies Co., Ltd.	36,140	8.67	44,480	12.60
United Industrial Gases Co., Ltd.	146,250	8.11	146,250	8.27
Ralink Technology Corporation	55,500	7.40	55,500	7.40
Subtron Technology Co., Ltd.	244,080	7.29	244,080	8.14
EE Solution, Inc.	51,900	7.28	—	—
Chipsence Corp.	41,800	6.91	—	—
Giga Solution Technology Co., Ltd.	105,000	6.83	—	—
Epitech Corporation	117,823	6.75	94,613	6.90
Fortune Semiconductor Corporation	71,500	6.64	71,500	8.21
NCTU Spring Venture Capital Co., Ltd.	20,000	6.28	20,000	6.28
Riselink Venture Capital Corp.	80,000	6.20	—	—
C-Com Corporation	9,806	5.36	62,681	14.97
Cosmos Technology Venture Capital Investment Corp.	40,000	5.03	40,000	5.03
Parawin Venture Capital Corp.	50,000	5.00	50,000	5.00
HiTop Communications Corp.	17,964	4.99	—	—
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,150,000	5.00
Programmable Microelectronics (Taiwan) Corp.	23,760	4.95	—	—
Beyond Innovation Technology Co., Ltd.	18,096	4.86	22,158	8.00
Animation Technologies Corp.	29,700	4.74	—	—
Coretronic Corporation	276,192	4.32	276,192	4.46
Taiwan Asia Pacific Venture Fund	21,625	4.15	29,295	4.15
IBT Venture Co.	76,142	3.81	90,000	3.81
ZyDAS Technology Corp.	23,000	3.33	—	—
ProSys Technology Integration, Inc.	2,790	3.08	2,790	3.08
Brodweb Corp.	8,000	2.86	—	—
Billionton Systems Inc.	30,948	2.77	30,948	3.05
Uli Electronics Inc.	44,940	2.63	—	—
Sheng-Hua Venture Capital Corp.	50,000	2.50	50,000	2.50

	As of December 31,
	2004		2003
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Princeton Technology Corporation	$97,901	2.36	$97,901	2.43
Pixart Imaging, Inc.	16,107	1.84	16,107	1.91
Taimide Tech., Inc.	37,500	1.83	—	—
AU Optronics Corp. (Note B)	959,082	1.44	5,991,447	9.74
Mega Financial Holding Company	4,991,630	1.36	4,991,630	1.36
ULTRA CHIP, Inc.	15,048	1.19	38,000	3.01
Trident Technologies, Inc.	12,025	0.97	—	—
Largan Optoelectronics, Co., Ltd.	39,866	0.69	39,866	0.71
Premier Image Technology Corporation	27,964	0.59	27,964	0.62
Averlogic Corporation	1,159	0.16	1,391	0.19
Taiwan High Speed Rail Corporation (Note D)	300,000	—	300,000	—
Pacific Technology Partners, L.P. (Note E)	336,099	—	282,086	—
ForteMedia, Inc. (Note D)	108,456	—	108,456	—
Pacific United Technology, L.P. (Note E)	126,560	—	69,260	—
Alpha and Omega Semiconductor, Inc. (Note D)	46,883	—	46,883	—
VenGlobal Capital Fund III, L.P. (Note E)	33,195	—	33,195	—
Formerica International Holding, Inc. (Note D)	30,898	—	30,898	—
Aurora Systems, Inc. (Note D)	6,355	—	6,355	—
Silicon Data International Co., Ltd.	—	—	10,200	1.75
Giga Solution Technology Co., Ltd.	—	—	105,000	19.44
Enovation Group, Inc.	—	—	11,809	14.34
ATP Electronics Taiwan, Inc.	—	—	50,000	10.00
RF Integration Corporation	—	—	98,610	9.76
Union Technology Corp.	—	—	18,000	5.14
Leadtek Research, Inc.	—	—	99,875	4.74
King Yuan Electronics Co., Ltd.	—	—	366,101	3.33
Linden Technologies, Inc. (Note D)	—	—	92,385	—
Chip Express Corporation (Note D)	—	—	68,198	—
Primarion, Inc. (Note D)	—	—	38,816	—
Broadcom Corporation (Note D)	—	—	7,093	—
SandCraft, Inc. (Note D)	—	—	4,832	—
Triscend Corp. (Note D)	—	—	4,600	—
Netlogic Microsystems, Inc. (Note D)	—	—	3,195	—

Subtotal	11,538,899		16,964,768

Prepaid long-term investments :
Chip Advanced Technology	16,630		—
EE Solutions	—		52,343

Subtotal	16,630		52,343

Less: Allowance for loss on decline in market value	(238,367)		(62,888)

Total	$32,712,278		$38,859,249

Note A:	The investments were accounted for under the equity method as the percentage of ownership directly and indirectly held was over 20% or significant influences were exercised by the Group.

Note B:	Among the shares held by the Company in AU Optronics Corp., approximately 71,215 thousand and 337,455 thousand shares with the book value of NT$959 million and NT$4,772 million as of December 31, 2004 and 2003, respectively, were utilized as reference shares for the Company’s zero coupon exchangeable bonds.

Note C:	During the first quarter of 2003, the Company acquired additional interests in Silicon Integrated Systems Corp., an investee previously accounted for under the lower of cost or market value method. Percentage of voting rights held by the Company was the highest among shareholders and significant influences were exercised. Thus, equity method was applied.

Note D:	The amount represented the investments in preferred shares. As the Group did not possess voting rights and significant influences, thus cost method was applied.

Note E:	The amounts represented investments in limited partnership without voting rights. As the Group was not able to exercise significant influences, the investments were accounted for under the cost method.

b.	Investment income accounted for under the equity method, which were based on the audited financial statements of the investees, were NT$552 million and NT$301 million for the years ended December 31, 2004 and 2003, respectively. Among which, investment income amounting to NT$885 million and NT$385 million for the years ended December 31, 2004 and 2003, respectively, and the related long-term investment balances of NT$7,194 million and NT$6,969 million as of December 31, 2004 and 2003, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	Long-term investments of Hsun Chieh, a subsidiary of the Company, in United Radiotek Incorporation, SerComm Corporation, Harvatek Corporation, Patentop, Ltd., UC Fund II, Advance Materials Corporation, High Bandwith Access Inc. (merged with AMIC Technology Corporation on December 31, 2003), RiRa Electronics, Inc., VistaPoint, Inc., Accelerated Communications Inc. (disposed on September 26, 2003), AFA Technology, Inc., Star Semiconductor Corp., VastView Technology, Inc., Ubit Technology, Inc., Chariotek Inc., Wiseware Technology Corporation, UCA Technology, Inc., Bravotek Corporation, Unitruth Investment Corp., Crystal Media, Inc., U-Media Technology, Inc., AMOD Technology Co., Ltd. and Smedia Technology Corp. were accounted for under the equity method, and the related investment income or loss is to be recognized in the next year. Investees of VastView Technology, Inc. and Advance Materials Corporation, which were accounted for under equity method in 2003, were accounted for under cost method in 2004 due to losing significant influences.

d.	The long-term investments were not pledged.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2004
	Cost	Accumulated Depreciation	Book Value
Land	$1,320,095	$—	$1,320,095
Buildings	21,237,012	(5,347,449)	15,889,563
Machinery and equipment	358,364,726	(216,336,818)	142,027,908
Transportation equipment	89,252	(55,385)	33,867
Furniture and fixtures	2,638,541	(1,631,683)	1,006,858
Leased assets	47,783	(47,783)	—
Leasehold improvements	38,620	(37,912)	708
Construction in progress and prepayments	31,745,156	—	31,745,156

Total	$415,481,185	$(223,457,030)	$192,024,155

	As of December 31, 2003
	Cost	Accumulated Depreciation	Book Value
Land	$1,560,237	$—	$1,560,237
Buildings	17,721,538	(4,341,358)	13,380,180
Machinery and equipment	272,927,438	(162,407,026)	110,520,412
Transportation equipment	90,955	(46,809)	44,146
Furniture and fixtures	2,521,756	(1,339,705)	1,182,051
Leased assets	47,783	(31,855)	15,928
Leasehold improvements	40,848	(34,162)	6,686
Construction in progress and prepayments	22,846,921	—	22,846,921

Total	$317,757,476	$(168,200,915)	$149,556,561

a.	Total interest expense before capitalization amounted to NT$1,788 million and NT$1,789 million for the years ended December 31, 2004 and 2003, respectively.

Details of capitalized interest are as follows :

	For the year ended December 31,
	2004	2003
Machinery and equipment	$348,924	$456,871
Other property, plant and equipment	3,956	5,795

Total interest capitalized	$352,880	$462,666

Interest rates applied	1.55%-3.55%	1.55%-3.50%

b.	The insurance coverage for property, plant and equipment amounted to NT$419,144 million and NT$308,267 million as of December 31, 2004 and 2003, respectively.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)	OTHER ASSETS - OTHERS

	As of December 31,
	2004	2003
Leased assets	$1,382,090	$681,742
Deposits-out	3,317,107	1,272,321
Restricted deposits	5,000	156,816
Others	212,112	283,112

Total	$4,916,309	$2,393,991

Please refer to Note 6 for restricted deposits pledged as collateral.

(10)	SHORT-TERM LOANS

	As of December 31,
	2004	2003
Unsecured bank loans	$2,986,919	$1,884,899

Interest rates	0.86%-2.89%	1.60%-1.74%

The unused short-term lines of credits amounted to NT$8,129 million and NT$16,312 million as of December 31, 2004 and 2003, respectively.

(11)	BONDS PAYABLE

	As of December 31,
	2004	2003
Secured domestic bonds payable	$570,003	$1,710,002
Unsecured domestic bonds payable	32,750,000	40,000,000
Convertible bonds payable	9,391,140	18,057,869
Exchangeable bonds payable	3,107,029	14,804,484
Premiums on exchangeable bonds	—	187,360
Premiums on convertible bonds	20,592	33,151
Compensation interest payable	—	126,763

Subtotal	45,838,764	74,919,629
Less : Current portion	(2,820,003)	(16,705,716)

Net	$43,018,761	$58,213,913

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest is paid semi-annually with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On December 12, 2001, the Company issued zero coupon convertible bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days’ advance notice, at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs on the NYSE or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

ii.	At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the common shares, on or after January 22, 2002, and on or prior to February 20, 2004, or

ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering resales of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

(d)	Conversion Price

i.	In respect of the common shares, will be NT$66.67 per share, and

ii.	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2004, the Company has reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the year ended December 31, 2004 was recognized as other losses. As of December 31, 2003, the Company had reacquired a total amount of US$62 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$5 million for the year ended December 31, 2003 was recognized as other losses.

(f)	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics, Corp. (AUO) with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on May 10, 2007.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US Dollars at the rate of NT$34.645=US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the ROC’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO shares or AUO ADSs at an exchange price of NT$51.30 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of December 31, 2004, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million into AUO shares. The corresponding gain on the exchange amounting to NT$3,457 million for the year ended December 31, 2004 was recognized as a gain on disposal of investments.

f.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

g.	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$206 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on July 15, 2008.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount, plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into US Dollars at the rate of NT$34.390=US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of any bondholders, redeem such bonds starting on July 15, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the ROC’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.390=US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustment upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of December 31, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The corresponding gain on the exchange amounting to NT$4,349 million for the year ended December 31, 2004 was recognized as a gain on disposal of investments.

As of December 31, 2003, certain bondholders had exercised their rights to exchange their bonds with the total principal amount of US$6 million into AUO shares. The corresponding gain on the exchange amounting to NT$123 million for the year ended December 31, 2003 was recognized as a gain on disposal of investments.

h.	On March 25, 2002, the Company’s subsidiary, UMCJ, issued a LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY 17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

(c)	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007.

(d)	Conversion Price

The conversion price was set at JPY 400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2004, UMCJ has reacquired and cancelled a total amount of JPY8,370 million and JPY7,650 million of the bonds from the open market. As of December 31, 2003, UMCJ has reacquired and cancelled a total amount of JPY7,650 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY505 million for the year ended December 31, 2003 was recognized as other income.

i.	On November 25, 2003, the Company’s subsidiary, UMCJ, issued its second LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

(c)	Conversion Period

At any time on or after January 5, 2004 and on or prior to November 11, 2013.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

j.	Repayments of the above bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2005	$2,820,003
2006	10,250,000
2007	8,059,519
2008	10,500,000
2009 and thereafter	14,188,650

Total	$45,818,172

(12)	LONG-TERM LOANS

	As of December 31,
	2004	2003
Secured long-term loans	$19,044,000	$2,739,269
Unsecured long-term loans	4,666,500	3,598,875

Total	23,710,500	6,338,144
Less: Current portion	(5,441,143)	(4,217,611)

Net	$18,269,357	$2,120,533

Interest rates	0.81%-3.55%	0.95%-2.53%

a.	The above long-term loans will be repaid by installments with the last payment on March 25, 2008. Repayments in the coming years respectively are as follows:

Long-term loans repayable in	Amount
2005	$5,441,143
2006	7,774,393
2007	7,774,393
2008	2,720,571

Total	$23,710,500

b.	The long-term loans denominated in US Dollars amounted to US$600 million and US$48 million as of December 31, 2004 and 2003, respectively. The long-term loans denominated in Japanese Yen amounted to JPY 15,000 million and JPY 11,250 million as of December 31, 2004 and 2003, respectively.

c.	Assets pledged as collateral to secure these loans are detailed in Note 6.

(13)	PENSION FUND

a.	Change in benefit obligation during the year:

	For the year ended December 31,
	2004	2003
Projected benefit obligation at beginning of year	$(3,725,630)	$(3,287,327)
Service cost	(471,937)	(482,185)
Interest cost	(123,181)	(123,168)
Benefits paid	36,894	15,720
Gain (loss) on projected benefit obligation	(70,507)	151,330

Projected benefit obligation at end of year	$(4,354,361)	$(3,725,630)

b. Change in pension assets during the year:

	For the year ended December 31,
	2004	2003
Fair value of plan assets at beginning of year	$1,196,723	$991,059
Actual return on plan assets	35,728	33,312
Contributions from employer	193,711	193,311
Benefits paid	(36,894)	(15,720)
Transferred in from merger with SiSMC	3,703	—
Others	11,159	(5,239)

Fair value of plan assets at end of year	$1,404,130	$1,196,723

c.	The funding status of the pension plan is listed as follows :

	As of December 31,
	2004	2003
Benefit obligation
Vested benefit obligation	$(455,706)	$(424,662)
Non-vested benefit obligation	(1,378,172)	(1,210,526)

Accumulated benefit obligation	(1,833,878)	(1,635,188)
Effect from projected salary increase	(2,520,483)	(2,090,442)

Projected benefit obligation	(4,354,361)	(3,725,630)
Fair value of plan assets	1,404,130	1,196,723

Funded status	(2,950,231)	(2,528,907)
Unrecognized net transitional benefit obligation	219,572	261,627
Unrecognized loss	28,956	16,244
Adjustment required to recognize minimum liabilities	(11,705)	(41,852)

Accrued pension liabilities per actuarial report	(2,713,408)	(2,292,888)
Over accrual	—	(17,004)

Accrued pension liabilities recognized in the balance sheet	$(2,713,408)	$(2,309,892)

d.	The components of net periodic pension cost are as follows:

	For the year ended December 31,
	2004	2003
Service cost	$471,937	$482,185
Interest cost	123,181	123,168
Expected return on plan assets	(26,884)	(26,727)
Amortization of unrecognized net transitional benefit obligation	45,444	45,927
Amortization of unrecognized pension loss	13,279	13,784
Transferred from SiSMC in the merger	8,844	—

Net periodic pension cost	$635,801	$638,337

The actuarial assumptions underlying are as follows:

	For the year ended December 31,
	2004			2003
	The Company	UMO	UMCJ	The Company	UMO	UMCJ
Discount rate	3.50%	3.75%	2.00%	3.50%	3.50%	2.00%
Rate of salary increase	5.00%	4.00%	3.71%	5.00%	5.00%	3.71%
Expected return on plan assets	3.50%	2.75%	1.00%	2.75%	2.75%	1.00%

(14)	CAPITAL STOCK

a.	As recommended by the board of directors and approved by the shareholders’ meeting on June 9, 2003, the Company issued 665,898 thousand new shares from the capitalization of retained earnings, of which NT$6,079 million were stock dividends and NT$580 million were employees’ bonus.

b.	As of December 31, 2003, 22,000,000 thousand common shares were authorized to be issued and 16,140,744 thousand common shares were issued, each at a par value of NT$10.

c.	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of NT$10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

d.	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,335 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

e.	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

f.	The employee stock options issued by the Company on October 7, 2002 were exercised into 44,138 thousand shares during 2004. The effective date of issuance of new shares was December 28, 2004.

g.	As of December 31, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,791,982 thousand common shares were issued, each at a par value of NT$10.

h.	The Company has issued a total of 231,497 thousand ADSs which were traded on the NYSE as of December 31, 2004. The total number of common shares represented by all issued ADSs is 1,157,486 thousand shares (One ADS represents five common shares).

(15)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, and September 30, 2004, the Company was authorized by the relevant government authorities to issue Employee Stock Options with a total number of 1 billion, 150 million, and 150 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The grant period of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	773,498	$17.7
January 3, 2003	61,000	50,920	$19.9
November 26, 2003	57,330	50,810	$27.8
March 23, 2004	33,330	28,570	$25.7
July 1, 2004	56,590	51,140	$23.2
October 13, 2004	20,200	18,920	$20.0

a.	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31,
	2004		2003
	Option (in thousands)	Weighted-Average Exercise Price (NTD)	Option (in thousands)	Weighted-Average Exercise Price (NTD)
Outstanding at beginning of year	980,664	$18.4	928,059	$17.7
Granted	110,120	$23.4	118,330	$23.7
Exercised	(44,138)	$17.7	—	—
Forfeited	(72,788)	$19.3	(65,725)	$18.4

Outstanding at end of year	973,858	$18.9	980,664	$18.4

Exercisable at end of year	368,896		—

Weighted-average fair value of options granted during the year (NTD)	$3.8		$3.0

b.	The information of the Company’s outstanding stock options as of December 31, 2004 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
91.09.11	$17.7~ $19.9	824,418	2.1	$17.8	368,896	$17.7
92.10.08	$23.2~ $27.8	130,520	3.6	$25.5	—	—
93.09.30	$20.0	18,920	4.2	$20.0	—	—

		973,858	2.4	$18.9	368,896	$17.7

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the year ended December 31, 2004 is NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the year ended December 31, 2004
	Basic earnings per share	Diluted earnings per share
Net Income	$31,843,381	$31,873,101
Earnings per share (NTD)	$1.89	$1.86
Pro forma net income	$31,761,407	$31,791,127
Pro forma earnings per share (NTD)	$1.89	$1.86

The fair value of the options granted after January 1, 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2004: expected dividend yields of 11.40%; volatility factors of the expected market price of the Company’s common stock of 0.49%, 0.49%, and 0.48%, respectively; risk-free interest rate of 2.70%, 2.85%, and 2.70%, respectively; and a weighted-average expected life of the option of 4.4 years.

(16)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the years ended December 31, 2004 and 2003. Details of the treasury stock transactions are as follows:

For the year ended December 31, 2004
(In thousands of shares)
Purpose	As of January 1, 2004	Increase	Decrease	As of December 31, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	149,728	—

Total shares	198,842	192,067	149,728	241,181

For the year ended December 31, 2003
(In thousand shares)
Purpose	As of January 1, 2003	Increase	Decrease	As of December 31, 2003
For transfer to employees	86,539	99,195	136,620	49,114
For conversion of the convertible bonds into shares	149,728	—	—	149,728

Total shares	236,267	99,195	136,620	198,842

b.	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, amounting to NT$4,923 million, which were bought back for conversion of the convertible bonds into shares from August 1 to September 28, 2001 and from August 14 to September 25, 2002.

c.	According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. Total purchase amount shall not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of December 31, 2004 and 2003 was 1,779,198 thousand shares and 1,614,074 thousand shares while the ceiling of the amount was NT$89,425 million and NT$67,177 million, respectively. As of December 31, 2004 and 2003, the Company held 241,181 thousand shares and 198,842 thousand shares of treasury stock, which amounted to NT$7,376 million and NT$7,101 million, respectively.

d.	Treasury stock shall not be pledged, nor does it entitle voting rights or receive dividends, in compliance with Securities and Exchange Law of the ROC.

e.	As of December 31, 2004, the Company’s subsidiaries, Hsun Chieh and Fortune, held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$20.08 and NT$8.68 per share, respectively. The average closing price during December 2004 was NT$20.08.

As of December 31, 2003, the Company’s subsidiaries, Hsun Chieh and Fortune, held 503,456 thousand shares and 18,340 thousand shares of the Company’s stock, with a book value of NT$29.32 and NT$9.37 per share, respectively. The average closing price during December 2003 was NT$29.32.

(17)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order  :

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b) and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus which will be settled through issuance of new Company shares. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that at least 50% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 50% of the dividends can be paid in the form of cash.

The appropriation of 2004 retained earnings has not yet been recommended by the board of directors as of the date of the Report of Independent Auditors. Information on the board of directors’ recommendations and shareholders’ approvals can be obtained from the “Market Observation Post System” on the website of the TSE.

Details of the 2003 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

	For the year ended December 31, 2003
	As approved by the shareholders’ meeting	As recommended by the board of directors	Differences
1. Settlement of employees’ bonus by issuance of new shares
a. Number of shares (in thousands)	111,127	111,127	—
b. Amount	$1,111,273	$1,111,273	—
c. Percentage on total number of outstanding shares at year end (%)	0.70	0.70	—
	12,618	12,618	—
2. Remuneration paid to directors and supervisors
3. Effect on earnings per share before retroactive adjustments
a. Basic and diluted earnings per share (NTD)	$0.92/0.90	$0.92/0.90	—
b. Pro forma basic and diluted earnings per share taking into consideration employees’ bonus and directors’ and supervisors’ remuneration (NTD)	$0.84/0.83	$0.84/0.83	—

Pursuant to the Article 41 of the Securities and Exchange Law of the ROC, a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve – excess from the merger in proportion to the ownership percentage – then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, when the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided for in the Company’s accounts in proportion to its ownership percentage.

For the 2003 appropriations approved by the shareholders’ meeting on June 1, 2004, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$14,826 million.

(18)	OPERATING COSTS AND EXPENSES

The Group’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2004			2003
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$8,761,122	$3,390,638	$12,151,760	$6,135,769	$2,453,842	$8,589,611
Labor and health insurance	525,172	156,691	681,863	459,361	147,940	607,301
Pension	507,357	182,194	689,551	337,911	166,287	504,198
Other personnel expenses	154,281	119,520	273,801	36,791	411,968	448,759
Depreciation	43,435,482	2,142,602	45,578,084	37,390,728	1,842,751	39,233,479
Amortization	782,440	1,386,967	2,169,407	172,533	1,292,831	1,465,364

The numbers of employees as of December 31, 2004 and 2003 were 12,531 and 10,576, respectively.

(19)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows :

	For the year ended December 31,
	2004	2003
Income tax on pre-tax income at statutory tax rate	$7,472,675	$3,467,870
Permanent differences	(5,276,989)	(1,229,800)
Change in investment tax credit	(4,382,861)	(1,897,314)
Temporary differences	2,521,721	533,054
Change in tax rate	14,091	1,063
Estimated 10% income tax on unappropriated earnings	29,419	126,794
Adjustment of prior year’s tax expense	9,484	(28,547)
Income tax on interest revenue separately taxed	(13,740)	6,349

Income tax expense	$373,800	$979,469

b.	Significant components of deferred income tax assets and liabilities are as follows :

	As of December 31,
	2004		2003
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$22,271,168		$20,195,499
Loss carry-forward	$17,981,592	4,583,963	$16,083,498	4,161,872
Pension	2,619,414	661,805	2,156,246	540,886
Allowance on sales returns and discounts	1,074,859	268,715	369,579	92,395
Allowance for loss on obsolescence of inventories	1,298,501	324,625	521,648	130,412
Compensation interest payable	—	—	122,347	30,587
Organization cost	8	2	748	234
Others	2,849,139	814,924	2,171,816	614,866

Total deferred income tax assets		28,925,202		25,766,751
Valuation allowance		(16,786,726)		(13,034,410)

Net deferred income tax assets		12,138,476		12,732,341

Deferred income tax liabilities
Unrealized exchange gain	(998,937)	(249,734)	(1,497,414)	(374,353)
Depreciation	(17,872,634)	(4,468,159)	(19,572,978)	(4,893,245)
Others	(82,850)	(20,712)	(105,448)	(26,362)

Total deferred income tax liabilities		(4,738,605)		(5,293,960)

Total net deferred income tax assets		$7,399,871		$7,438,381

Deferred income tax assets – current		9,923,193		9,242,541
Deferred income tax liabilities – current		(249,734)		(374,353)
Valuation allowance		(6,064,491)		(5,914,810)

Net		$3,608,968		$2,953,378

Deferred income tax assets – noncurrent		19,002,009		16,524,210
Deferred income tax liabilities – noncurrent		(4,488,871)		(4,919,607)
Valuation allowance		(10,722,235)		(7,119,600)

Net		$3,790,903		4,485,003

Total net deferred income tax assets		$7,399,871		$7,438,381

c.	The Company’s income tax returns for all the fiscal years through 1999 and 2002 have been assessed and approved by the Tax Authority.

d.	Pursuant to the “Statute for the Establishment and Administration of Science Park of ROC”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2000 had not yet been decided by the Company. The income tax exemption for other periods will expire on December 31, 2009.

e.	The Group earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

    As of December 31, 2004, the Group’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2004	$8,097,450	$3,714,589
2005	5,338,222	5,338,222
2006	4,044,620	4,044,620
2007	1,536,606	1,536,606
2008	7,637,131	7,637,131

	$26,654,029	$22,271,168

f.	Under the rules of the Income Tax Law of the ROC, net loss can be carried forward for 5 years. As of December 31, 2004, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$11,437,788	$11,437,788
2007	4,155,271	4,155,271
2008	334,917	334,917
2009	2,053,616	2,053,616

	$17,981,592	$17,981,592

g.	The balance of the Company’s imputation credit accounts as of December 31, 2004 and 2003 were NT$0.4 million and NT$10.4 million, respectively. The actual creditable ratio for 2003 and 2002 was 0.69% and 1.24%, respectively.

h.	The ending balances of unappropriated earnings as of December 31, 2004 and 2003 were as follows:

	As of December 31,
	2004	2003
Prior to January 1, 1998	$—	$64,220
After January 1, 1998	29,498,329	13,972,602

Total	$29,498,329	$14,036,822

(20)	EARNINGS PER SHARE

a.	The Group held zero coupon convertible bonds and employee stock options during 2004, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the years ended December 31, 2004 and 2003, was disclosed as follows:

	For the year ended December 31,
(shares expressed in thousands)	2004	2003 (retroactively adjusted)
Net income	$31,843,381	$14,020,257
Effect of dilution:
Employee stock options	—	—
Convertible bonds	29,720	50,954

Adjusted net income assuming dilution	$31,873,101	$14,071,211

Weighted average of shares outstanding	16,828,205	16,644,032
Effect of dilution:
Employee stock options	245,983	228,762
Convertible bonds	20,660	152,565

Adjusted weighted average of shares outstanding assuming dilution	17,094,848	17,025,359

Earnings per share-basic (NTD)
Net income	$1.89	$0.84

Earnings per share-diluted (NTD)
Net income	$1.86	$0.83

b.	Pro forma information on earnings per share as if the Company’s unconsolidated subsidiary — Fortune Venture Capital Corporation’s investment in the Company is not treated as treasury stock is set out as follows:

	2004
(shares expressed in thousands)	Basic	Diluted
Net income	$31,843,381	$31,873,101

Weighted average of shares outstanding:
Beginning balance	15,438,446	15,438,446
Stock dividends and employees’ bonus at 8.7% in 2004	1,341,591	1,341,591
Purchase of 192,067 thousand shares of treasury stock in 2004	(132,214)	(132,214)
Issuance of 357,143 thousand shares from merger with SiSMC	195,150	195,150
Exercise of 44,138 thousand units of employees’ stock options	5,166	5,166
Dilutive shares of employee stock options accounted for under treasury stock method	—	245,983
Dilutive shares issued assuming conversion of bonds	—	20,660

Ending balance	16,848,139	17,114,782

Earnings per share
Net income (NTD)	$1.89	$1.86

	2003 (retroactively adjusted)
(shares expressed in thousands)	Basic	Diluted
Net income	$14,020,257	$14,071,211

Weighted average of shares outstanding:
Beginning balance	14,754,533	14,754,533
Stock dividends and employees’ bonus at 4.4% in 2003	649,200	649,200
Stock dividends and employees’ bonus at 8.7% in 2004	1,338,574	1,338,574
Purchase of 99,195 thousand shares of treasury stock in 2003	(87,216)	(87,216)
Treasury stock transferred to employees of 136,620 thousand shares in 2003	8,950	8,950
Dilutive shares of employee stock options accounted for under treasury stock method	—	228,762
Dilutive shares issued assuming conversion of bonds	—	152,565

Ending balance	16,664,041	17,045,368

Earnings per share
Net income (NTD)	$0.84	$0.83

(21)	MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the ROC SFAS No. 25 “Enterprise Mergers — Accounting of Purchase Method.”

Relevant information required by ROC SFAS No. 25 is disclosed as follows:

a.	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

b.	Effective date, percentage of acquisition and accounting treatment:

Based on the agreement and the resolution of the board of directors’ meeting, the effective date of the merger was July 1, 2004. All the stocks of the dissolved company were exchanged by the surviving company’s newly issued shares, and the merger was accounted for under the purchase method.

c.	The period of combining the dissolved company’s operating result:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was integrated into the operating result of the Company.

d.	Acquisition cost and the types, quantities, and amount of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership. 2.24 common shares were to be exchanged for 1 new share. Since SiSMC was not a public company, there is no market value. Thus, the acquisition cost was determined based on the appraisal made by China Property Appraising Center Co., Ltd.

e.	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which was to be amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the ROC.

f.	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

g.	Decisions of disposal of significant assets from the merger:

None.

h.	Pro forma information on operating results:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was consolidated into the financial statements of the Company.

Since SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003, the pro forma operating results from January 1, 2003 to December 14, 2003 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Company merged with SiSMC on January 1, 2004 and 2003.

	For the year ended December 31,
(Shares expressed in thousands)	2004	2003
Net operating revenues	$131,446,247	$102,508,661
Net income	$30,669,982	$12,968,078
Weighted average of shares outstanding	17,021,234	17,032,221
Earnings per share-basic (NTD)	$1.80	$0.76

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
United Foundry Service, Inc.	Equity investee
UMC Capital Corporation	Equity investee
United Microelectronics Corp. (Samoa)	Equity investee
Fortune Venture Capital Corporation	Equity investee
DuPont Photomasks Taiwan Ltd. (DPT)	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
Integrated Technology Express Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Applied Component Technology Corp.	Equity investee
Novatek Microelectronics Corp.	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee
AMIC Technology Corporation	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
MediaTek Incorporation (MediaTek)	The Company is its supervisor
AU Optronics Corp. (Discharged on April 22, 2004)	The Company is its director and supervisor
Industrial Bank of Taiwan Corp. (IBT) (Holding shares were below 5% in the 3rd quarter of 2004)	The Company is its major shareholder
Chiao Tung Bank Co., Ltd.(Chiao Tung)	The Company is its parent company’s director and supervisor
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Aptos (Taiwan) Corp.	Subsidiary’s equity investee
United Radiotek Incorporation	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
AFA Technologies, Inc.	Subsidiary’s equity investee
Harvatek Corp.	Subsidiary’s equity investee
Thintek Optronics Corp.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
AEVOE Inc.	Subsidiary’s equity investee
Ubit Technology Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
U-Media Technology, Inc.	Subsidiary’s equity investee
Averlogic Corporation	Subsidiary is its director and supervisor
Epitech Corp.	Subsidiary is its director and supervisor

Name of related parties	Relationship with the Company
Coretronic Corporation	Subsidiary is its director and supervisor
Printech International, Inc.	Subsidiary is its director and supervisor
Fortune Semiconductor Corporation	Subsidiary is its director
Princeton Technology Corporation	Subsidiary is its director
Silicon 7, Inc.	Subsidiary is its director
Shin-Etsu Handotai Taiwan Co., Ltd. (Shin-Etsu)	Subsidiary is its director
Kits Online Technology Corp.	Subsidiary is its director
Giga Solution Tech. Co., Ltd.	Subsidiary is its director
Pixart Imaging, Inc.	Subsidiary is its director
InComm Technologies Co., Ltd.	Subsidiary is its director
Trendchip Technologies Corp.	Subsidiary is its director
Programmable Microelectronics (Taiwan) Corp.	Subsidiary is its director
LighTuning Tech., Inc.	Subsidiary is its director and supervisor
Cion Technology Corp.	Subsidiary is its director
VastView Technology Inc.	Subsidiary is its director and supervisor
XGI Technology Inc.	Affiliate Company

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the year ended December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
MediaTek	$8,494,486	7	$9,298,407	10
Others	12,138,274	9	8,614,577	9

Total	$20,632,760	16	$17,912,984	19

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales was net 30~60 days for the related parties and 30~60 days for third-party customers, while the terms for domestic sales were month-end 30~60 days for the related parties and 30~60 days for the third-party customers.

b.	Purchases

	For the year ended December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
Shin-Etsu	$3,952,085	15	$2,698,980	14
Others	317,206	1	288,289	2

Total	$4,269,291	16	$2,987,269	16

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 60 days for the related parties and net 30~90 days for the third-party suppliers, respectively, while the terms for domestic purchases were month-end 60 days and month-end 30~90 days for the related parties and third-party suppliers.

c.	Notes receivable

	As of December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
Holtek	$39,034	95	$101,203	92
Others	—	—	550	—

Total	$39,034	95	$101,753	92

d.	Accounts receivable, net

	As of December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
MediaTek	$1,026,286	8	$1,713,842	9
Others	1,241,651	9	1,955,802	11

Total	2,267,937	17	3,669,644	20

Less: Allowance for sales returns and discounts	(200,143)		(283,420)
Less: Allowance for doubtful accounts	(31,006)		(100,853)

Net	$2,036,788		$3,285,371

e.	Accounts payable

	As of December 31,
	2004		2003
	Amount	Percentage	Amount	Percentage
Shin-Etsu	$628,641	12	$754,354	11
Others	53,407	1	58,495	1

Total	$682,048	13	$812,849	12

f.	Loans

	For the year ended December 31, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$282,547	January	$—	1.83%-2.53%	$2,453

	For the year ended December 31, 2003
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$865,796	January	$282,557	1.66%-2.68%	$15,840
IBT	783,296	January	—	2.54%-2.89%	2,535

Total			$282,557		$18,375

g.	Disposal of property, plant and equipment

The Group had no significant disposal of property, plant and equipment with related parties for the years ended December 31, 2004 and 2003.

h.	Other transactions

The Group has made several other transactions, including service charges, joint development expenses of intellectual property, subcontract expenses, and commissions etc., with related parties totaling approximately NT$596 million and NT$493 million for the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004, the joint development contracts of intellectual property entered into with Faraday have amounted to approximately NT$2,185 million, and a total amount of NT$1,142 million has been paid. As of December 31, 2003, the joint development contracts of intellectual property entered into with Faraday have amounted to approximately NT$1,589 million, and a total amount of NT$584 million has been paid.

The Company has purchased approximately NT$442 million and NT$524 million of masks from DPT during the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, other receivables arising from usage of facilities and rental revenues from related parties are NT$7 million and NT$84 million, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

	As of December 31,
	2004	2003	Purpose of collateral
Time deposits	$5,000	$178,691	Long-term loans
Land	—	452,916	Long-term loans
Buildings	—	1,201,678	Long-term loans
Machinery and equipment	30,054,212	11,127,841	Long-term loans and bonds payable
Construction in progress and prepayments	—	1,151,543	Long-term loans

Total	$30,059,212	$14,112,669

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and joint development contracts of intellectual property for a total contract amount of approximately NT19 billion.

Royalties and joint development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2005	$3,267,197
2006	1,421,768
2007	1,521,573
2008	293,444
2009	127,449

Total	$6,631,431

(2)	The Company signed several construction contracts for the expansion of its factory space. As of December 31, 2004, these construction contracts have amounted to approximately NT$0.55 billion and the unpaid portion of the contracts was approximately NT$0.42 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. The Company has formally denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld the ITC’s findings of no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the declaratory judgment patent counterclaims were disclaimed from the district court case. However, in connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The district court has not yet set dates for dispositive motions or for trial. The Company believes that Oak’s claims are meritless, and intends to vigorously defend the suit, and to pursue its counterclaims. As with all litigation, however, the Company cannot predict the outcome with certainty.

(4)	The Group entered into several operating lease contracts for land. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2005	$210,875
2006	205,125
2007	190,028
2008	186,833
2009 and thereafter	2,393,672

Total	$3,186,533

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENTS

None.

10. OTHERS

(1) Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2) Significant intercompany eliminations between consolidated entities for the year ended December 31, 2004:

Descriptions	Elimination entries Debit (Credit)
	The Company	UMC-USA	UME BV	Hsun Chieh	UMO	UMCJ	UMCi
1. Elimination of long term investments against corresponding equity accounts of the subsidiaries	(59,554,919)	720,500	284,568	20,375,787	441,618	11,149,668	26,582,778
2. Elimination of reciprocal balances
(1) Accounts receivable vs. Accounts payable	(7,411,851)	4,389,514	1,875,964		57,620	201,230	887,523
(2) Other receivables vs. Other payables	(6,826)	29	388		1,492	4,040	877
(3) Intangible assets vs. Deferred credits	(291,698)		(13,326)		157,500	237,296	(89,772)
(4) Other current liabilities vs. Deposits-out	2,590				(2,590)
3. Elimination of intercompany profits and losses
(1) Intercompany sales and purchases	70,951,020	(53,804,953)	(19,685,139)		(245,755)	(514,572)	3,299,399
4. Elimination of intercomany investments
(1) Long-term investments vs. Treasury Stock	(29,592,654)			29,592,654

(3)	Financial instruments

	As of December 31,
	2004		2003
	Book Value	Fair Value	Book Value	Fair Value
Non-derivative Financial Instruments
Financial assets
Cash and cash equivalents	$101,381,973	$101,381,973	$118,771,773	$118,771,773
Marketable securities	3,143,697	3,176,319	1,820,328	2,278,195
Notes and accounts receivables	14,007,099	14,007,099	19,183,894	19,183,894
Long-term investments	32,712,278	75,610,904	38,859,249	83,057,858

Financial liabilities
Short-term loans	2,986,919	2,986,919	1,884,899	1,884,899
Payables	23,113,196	23,113,196	19,563,678	19,563,678
Bonds payable (current portion included)	45,838,764	46,217,941	74,919,629	77,402,957
Long-term loans (current portion included)	23,710,500	23,710,500	6,338,144	6,338,144

Derivative Financial Instruments
Credit-linked deposits and repackage bonds — Non-trading Purpose	$2,942,434	$2,942,434	$4,166,594	$4,166,594
Interest rate swaps — Non-trading purpose	35,532	(416,149)	128,539	(18,882)
Forward contracts — Non-trading purpose	38,633	38,633	—	—

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments and other financial assets (credit-linked deposits and repackage bonds) approximate fair values due to their short maturities. The majority of investment portfolios of the credit-linked deposits and repackage bonds are either corporate bonds of maturity within one year, or highly liquidable secondary market bonds. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, and payables.

b.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net assets values of the investees are used as fair values.

c.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate the fair values as the loans bear floating rates.

d.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

(4)	The Company and its subsidiary, UMCJ, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
HannStar Display Corporation European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMCJ

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

As of December 31, 2003

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.07.30
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.07.30
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	5 million	2004.07.28
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	10 million	2004.08.02
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	5 million	2004.08.01
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	210 million	2004.07.30
King Yuan Electronics Co., Ltd. European Convertible Bonds	USD	4.2 million	2004.04.18
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Stark Technology, Inc. European convertible Bonds	USD	5 million	2004.07.10
UMCi Ltd. Loans	USD	15 million	2004.03.10
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.02
The Company’s Convertible Bonds	NTD	100 million	2004.03.05
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Fubon Holding Co., Ltd., Siliconwave Precision Industries Co., Ltd. and the Company’s European Convertible Bonds	USD	5 million	2004.07.30

UMCJ

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary — UMCJ may receive nil or less than full amount of these investments. The Company and its subsidiary — UMCJ have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will be matured within 1 year or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars on the balance sheet date and the settlement date.

(5)	The Company entered into interest rate swap and forward contracts and its subsidiaries, UMCi and UMCJ, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiaries, UMCi and UMCJ, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2004, and 2003, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiaries, UMCi and UMCJ, are summarized as follows:

As of December 31, 2004

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 77 million	December 23, 2004 to January 20, 2005

UMCJ

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 10 million	December 30, 2004 to January 04, 2005

As of December 31, 2003

UMCi

Type	Notional Amount	Contract Period
Forward contracts	Buy EUR 67 million	December 31, 2003 to January 26, 2004
Sell USD 84 million

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

As of December 31, 2004 and 2003, the balances of current assets arising from interest rate swap were NT$36 million and NT$129 million, respectively.

As of December 31, 2004, the balance of current assets arising from forward contracts was NT$39 million and related exchange loss in NT$310 million was recorded under non-operating expenses for the year ended December 31, 2004.

11. ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFC requirements:

a.	Financing provided to others for the year ended December 31, 2004: Please refer to Attachment-1.

b.	Endorsement/Guarantee provided to others for the year ended December 31, 2004: Please refer to Attachment-2.

c.	Securities held as of December 31, 2004: Please refer to Attachment-3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004: Please refer to Attachment-4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004: Please refer to Attachment-5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004: Please refer to Attachment-6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004: Please refer to Attachment-7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2004: Please refer to Attachment-8.

The above significant intercompany transactions have been eliminated. Please refer to Note 10 for intercompany eliminations.

i.	Names, locations and related information of investee companies as of December 31, 2004: Please refer to Attachment-9.

j.	Derivative financial instruments: Please refer to Note 10.

(2)	Investment in Mainland China

None.

12.	SEGMENT INFORMATION

(1)	Operations in different industries

The Group’s major business is operating as a full service semiconductor foundry.

(2)	Operations in different geographic areas

	For the year ended December 31, 2004
	Taiwan	Asia, excluding Taiwan	North America	Europe and others	Eliminations	Consolidated
Sales to unaffiliated customers	$43,369,100	$11,139,860	$54,856,841	$19,824,939	$—	$129,190,740
Sales between geographic areas	74,281,797	3,629,222	—	—	(77,911,019)	—

Net operating revenues	$117,650,897	$14,769,082	$54,856,841	$19,824,939	$(77,911,019)	$129,190,740

Gross profit	$35,720,094	$(499,468)	$943,143	$189,746	$444,910	$36,798,425

Operating expenses						(14,992,028)
Non-operating income						16,399,481
Non-operating expenses						(6,461,309)

Income before income tax and minority interests						$31,744,569

Minority interests						$472,612

Identifiable assets	$259,833,371	$81,686,877	$6,286,933	$2,182,505	$(6,397,081)	$343,592,605

Funds and long-term investments						32,712,278

Total assets						$376,304,883

	For the year ended December 31, 2003
	Taiwan	Asia, excluding Taiwan	North America	Europe and others	Eliminations	Consolidated
Sales to unaffiliated customers	$42,870,696	$10,548,816	$35,698,268	$6,585,952	$—	$95,703,732
Sales between geographic areas	42,048,167	53,624	—	—	(42,101,791)	—

Net operating revenues	$84,918,863	$10,602,440	$35,698,268	$6,585,952	$(42,101,791)	$95,703,732

Gross profit	$19,440,237	$1,427,756	$665,764	$101,316	$130,846	$21,765,919

Operating expenses						(12,025,992)
Non-operating income						10,413,498
Non-operating expenses						(5,457,720)

Income before income tax and minority interests						$14,695,705

Minority interests						$304,021

Identifiable assets	$249,472,546	$68,324,300	$6,487,037	$1,657,512	$(10,286,841)	$315,654,554

Funds and long-term investments						38,859,249

Total assets						$354,513,803

(3)	Export sales

Export sales to unaffiliated customers is less than 10% of the total sales amount on the consolidated income statement, therefore disclosure is not required.

(4)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31,
	2004		2003
	Sales amount	Percentage	Sales amount	Percentage
Customer A	$13,989,041	11	$4,618,049	5
Customer B	13,542,021	10	7,528,820	8
Customer C	8,494,486	7	9,298,407	10

Total	$36,025,548	28	$21,445,276	23

ATTACHMENT-1 (Financing provided to others for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

														Collateral
No.	Lender	Counterparty	Financial statement account	Maximum balance for the period		Ending balance		Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Allowance for doubtful accounts		Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD	986	USD	986	7%	Note	None	Employee loan	USD	295	Securities	Lower	N/A	N/A

Note : Need for short-term financing.

ATTACHMENT-2 (Endorsement/Guarantee provided to others for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Counterparty	Relationship	Limit of guarantee/endorsement amount for individual counterparty	Maximum balance for the period		Ending balance	Amount of collateral guarantee/endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
1	UMCi Ltd.	UMCi Ltd. employees	Employees	N/A	USD	5,268	—	—	—	N/A

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Convertible bonds	King Yuan Electronics Co., Ltd.	—	Short-term investment	800	$271,600	—	$242,395	None
Convertible bonds	EPISTAR Corporation	—	Short-term investment	100	34,140	—	31,640	None
Convertible bonds	Ching Feng Home Fashions Co., Ltd.	—	Short-term investment	2,000	68,300	—	63,280	None
Convertible bonds	International Semiconductor Technology Ltd.	—	Short-term investment	4,000	135,800	—	113,271	None
Convertible bonds	Everlight Electronics Co., Ltd.	—	Short-term investment	100	33,745	—	31,640	None
Convertible bonds	Siliconware Precision Industries	—	Short-term investment	8,000	270,120	—	230,656	None
Convertible bonds	Mega Financial Holding Company	The Company is its director and supervisor	Short-term investment	5,000	166,650	—	160,573	None
Convertible bonds	Quanta Storage Inc.	—	Short-term investment	4,500	152,778	—	131,702	None
Convertible bonds	L & K Engineering Co., Ltd.	—	Short-term investment	3,000	98,925	—	94,920	None
Convertible bonds	EDOM Technology Co., Ltd.	—	Short-term investment	60	201,990	—	189,840	None
Convertible bonds	Action Electronics Co., Ltd.	—	Short-term investment	10,000	322,200	—	316,400	None
Stock	SpringSoft, Inc.	—	Short-term investment	8,183	415,728	—	537,754	None
Stock	King Yuan Electronics Co., Ltd.	—	Short-term investment	20,076	356,781	—	440,634	None
Stock	SerComm Corporation	Subsidiary’s equity investee	Short-term investment	129	3,093	—	3,497	None
Stock	Yang Ming Marine Transport Corp.	—	Short-term investment	3,254	128,057	—	97,526	None
Stock	Micronas Semiconductor Holding AG	—	Short-term investment	280	398,672	—	405,530	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	720,500	100.00	720,500	None
Stock	United Foundry Service, Inc.	Investee company	Long-term investment	2,005	103,881	100.00	103,881	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	284,568	100.00	271,242	None
Stock	UMC Capital Corporation	Investee company	Long-term investment	55,000	1,310,493	100.00	1,310,493	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	700	5,854	100.00	5,854	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	26,582,778	100.00	23,076,037	None
Stock	Fortune Venture Capital Corporation	Investee company	Long-term investment	299,994	2,354,878	99.99	2,543,963	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	1,417,294	10,296,356	99.97	21,212,798	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	104,345	441,618	83.48	441,618	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	304,810	49.99	304,873	None
Stock	UMC Japan	Investee company	Long-term investment	484	8,842,456	47.42	6,577,631	None
Stock	DuPont Photomasks Taiwan Ltd.	Investee company	Long-term investment	106,621	1,058,515	45.35	1,058,439	None
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	730,930	42.00	730,930	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	48,980	731,442	25.23	1,704,077	None
Stock	Integrated Technology Express Inc.	Investee company	Long-term investment	24,229	281,313	22.23	294,702	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	185,626	3,465,809	21.43	4,057,221	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	47,682	794,298	18.38	2,307,615	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	72,775	1,615,328	18.30	7,402,632	None
Stock	Applied Component Technology Corp.	Investee company	Long-term investment	8,848	19,874	16.44	76,228	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	4,226,303	16.16	2,634,800	None

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	AMIC Technology Corporation	Investee company	Long-term investment	16,200	$79,395	11.83	$112,753	None
Stock	MediaTek Incorporation	The Company is its supervisor	Long-term investment	77,428	969,048	10.06	16,384,438	None
Stock	United Industrial Gases Co., Ltd.	—	Long-term investment	13,185	146,250	8.11	Note	None
Stock	Industrial Bank of Taiwan Corp.	—	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	11,520	172,800	4.92	Note	None
Stock	Billionton Systems Inc.	The Company is its director	Long-term investment	1,826	30,948	2.77	33,209	None
Stock	AU Optronics Corp.	—	Long-term investment	71,215	959,082	1.44	3,136,529	None
Stock	Mega Financial Holding Company	The Company is its director and supervisor	Long-term investment	95,577	3,108,656	0.84	2,034,161	None
Stock	Premier Image Technology Corporation	—	Long-term investment	3,395	27,964	0.59	93,468	None
Fund	Pacific Technology Partners, L.P.	—	Long-term investment	—	336,099	—	Note	None
Fund	Pacific United Technology, L.P.	—	Long-term investment	—	126,560	—	Note	None
Stock-Preferred stock	Taiwan High Speed Rail Corporation	—	Long-term investment	30,000	300,000	—	N/A	None

Hsun Chieh Investment Co., Ltd.
				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	Shanghai Fudan H Share	—	Short-term investment	516	$2,511	0.10	$821	None
Stock	Premier Image Technology Corp.	—	Short-term investment	2,094	112,925	0.40	57,640	None
Stock	SinoPac Holdings	—	Short-term investment	1,464	28,535	0.04	26,600	None
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	10,000	100,115	100.00	100,115	None
Stock	United Radiotek Incorporation	Investee company	Long-term investment	12,750	86,107	49.04	86,107	None
Stock	UCA Technology, Inc.	Investee company	Long-term investment	4,950	43,097	49.50	43,097	None
Stock	VistaPoint, Inc.	Investee company	Long-term investment	6,828	31,263	48.77	31,263	None
Stock	Ubit Technology, Inc.	Investee company	Long-term investment	2,563	17,120	18.99	17,120	None
Fund	UC Fund II	Investee company	Long-term investment	5,000	150,079	35.45	150,079	None
Stock	RiRa Electronics, Inc.	Investee company	Long-term investment	6,499	13,106	32.50	13,106	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,555	37,161	28.20	37,161	None
Stock	AFA Technology, Inc.	Investee company	Long-term investment	5,838	42,660	26.53	42,660	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	2,115	21,150	24.88	21,150	None
Stock	Harvatek Corporation	Investee company	Long-term investment	22,392	349,074	18.23	471,773	None
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	6,599	18.00	6,599	None
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	97,180	1,814,626	11.22	2,124,071	None

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	U-Media Technology, Inc.	Investee company	Long-term investment	1,200	$12,000	11.11	$12,000	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	1,800	18,000	10.59	18,000	None
Stock	SerComm Corporation	Investee company	Long-term investment	10,176	174,903	9.80	274,797	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	470	5,875	9.40	5,875	None
Stock	Faraday Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	14,265	1,146,473	5.50	690,369	None
Stock	AMIC Technology Corporation	Investee of UMC and Hsun Chieh	Long-term investment	6,830	45,676	4.99	45,676	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	840,341	4.51	613,535	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	1,598	22,958	2.50	22,958	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,249	120,333	0.82	330,488	None
Stock	VastView Technology, Inc.	The Company is its director and supervisor	Long-term investment	4,487	29,759	19.94	Note	None
Stock	Kits OnLine Technology Corp.	The Company is its director	Long-term investment	4,455	56,231	15.91	Note	None
Stock	Advance Materials Corporation	—	Long-term investment	14,994	152,321	15.78	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	3,700	74,000	15.14	Note	None
Stock	LighTuning Tech., Inc.	The Company is its director and supervisor	Long-term investment	1,900	24,772	15.08	Note	None
Stock	Printech International Inc.	The Company is its director and supervisor	Long-term investment	3,000	30,000	12.00	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	The Company is its director	Long-term investment	8,000	80,000	10.67	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	—	Long-term investment	4,284	43,482	10.06	Note	None
Stock	Trendchip Technologies Corp.	The Company is its director	Long-term investment	3,775	60,406	9.25	Note	None
Stock	InComm Technologies Co., Ltd.	The Company is its director	Long-term investment	2,600	36,140	8.67	Note	None
Stock	Fortune Semiconductor Corporation	The Company is its director	Long-term investment	2,183	71,500	6.64	Note	None
Stock	EE Solution, Inc.	—	Long-term investment	1,950	51,900	7.28	Note	None
Stock	Ralink Technology Corporation	—	Long-term investment	3,700	55,500	7.40	Note	None
Stock	Chipsence Corp.	—	Long-term investment	3,800	41,800	6.91	Note	None
Stock	Epitech Corporation	—	Long-term investment	5,875	117,823	6.75	Note	None
Stock	Giga Solution Technology Co., Ltd.	The Company is its director	Long-term investment	8,750	105,000	6.83	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	—	Long-term investment	1,045	18,096	4.86	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	The Company is its director	Long-term investment	2,000	20,000	6.28	Note	None
Stock	Riselink Venture Capital Corp.	—	Long-term investment	8,000	80,000	6.20	Note	None
Stock	Animation Technologies Corp.	—	Long-term investment	1,980	29,700	4.74	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	The Company is its director	Long-term investment	4,000	40,000	5.03	Note	None
Stock	Parawin Venture Capital Corp.	The Company is its director	Long-term investment	5,000	50,000	5.00	Note	None
Stock	Programmable Microelectronics(Taiwan) Corp.	—	Long-term investment	1,980	23,760	4.95	Note	None

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/shares(thousand)	Book value		Percentage of ownership(%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	Coretronic Corporation	The Company is its director	Long-term investment	18,787		$276,192	4.32		$581,022	None
Stock	Taiwan Asia Pacific Venture Fund	—	Long-term investment	85		21,625	4.15		Note	None
Stock	IBT Venture Co.	The Company is its director	Long-term investment	7,614		76,142	3.81		Note	None
Stock	ZyDAS Technology Corp.	—	Long-term investment	1,000		23,000	3.33		Note	None
Stock	HiTop Communications Corp.	The Company is its director and supervisor	Long-term investment	1,198		17,964	4.99		Note	None
Stock	United Microelectronics Corporation	Investor Company	Long-term investment	543,732		29,592,654	3.04		10,919,772	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	186		2,790	3.08		Note	None
Stock	Brodweb Corp.	—	Long-term investment	500		8,000	2.86		Note	None
Stock	Uli Electronics Inc.	—	Long-term investment	2,100		44,940	2.63		Note	None
Stock	Sheng-Hua Venture Capital Corp.	—	Long-term investment	5,000		50,000	2.50		Note	None
Stock	Subtron Technology Co., Ltd.	The Company is its director and supervisor	Long-term investment	5,616		71,280	2.37		Note	None
Stock	Princeton Technology Corporation	The Company is its director	Long-term investment	3,277		97,901	2.36		84,958	None
Stock	Pixart Imaging, Inc.	—	Long-term investment	1,143		16,107	1.84		Note	None
Stock	ULTRA CHIP, Inc.	—	Long-term investment	792		15,048	1.19		Note	None
Stock	Trident Technologies, Inc.	—	Long-term investment	650		12,025	0.97		Note	None
Stock	Averlogic Corporation	—	Long-term investment	43		1,159	0.16		545	None
Stock	C-Com Corporation	—	Long-term investment	1,110		9,806	0.96		3,746	None
Stock	Largan Optoelectronics, Co., Ltd.	The Company is its director	Long-term investment	745		39,866	0.69		132,084	None
Stock	Mega Financial Holding Company	—	Long-term investment	59,539		1,882,974	0.52		1,267,176	None
Stock	Taimide Tech., Inc.	—	Long-term investment	1,500		37,500	1.83		Note	None
Stock-Preferred Stock	Alpha and Omega Semiconductor, Inc.	—	Long-term investment	1,500		46,883	—		N/A	None
Stock-Preferred Stock	Aurora System, Inc.	—	Long-term investment	550		6,355	—		N/A	None
Stock-Preferred Stock	Formerica International Holding, Inc.	—	Long-term investment	2,000		30,898	—		N/A	None
Stock-Preferred Stock	ForteMedia, Inc.	—	Long-term investment	5,694		108,456	—		N/A	None
Fund	VenGlobal Capital fund III, L.P.	—	Long-term investment	—		33,195	—		N/A	None

UMC Capital Corporation
				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/shares(thousand)	Book value		Percentage of ownership(%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD	298	100.00	USD	298	None
Stock-Preferred Stock	MaXXan Systems, Inc.	—	Long-term investment	2,317	USD	1,237	—		N/A	None
Stock-Preferred Stock	Aicent, Inc.	—	Long-term investment	2,000	USD	1,000	—		N/A	None

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value		Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock-Preferred Stock	Spreadtrum Communications, Inc.	—	Long-term investment	1,581	USD	1,250	—	N/A	None
Stock-Preferred Stock	WIS Technologies, Inc.	—	Long-term investment	1,733	USD	3,354	—	N/A	None
Stock-Preferred Stock	Silicon 7, Inc.	The Company is its director	Long-term investment	1,203	USD	4,000	—	N/A	None
Stock-Preferred Stock	GCT Semiconductor, Inc.	—	Long-term investment	1,571	USD	1,000	—	N/A	None
Stock-Preferred Stock	Intellon Corporation	—	Long-term investment	6,711	USD	2,500	—	N/A	None
Stock-Preferred Stock	ForteMedia Inc.	—	Long-term investment	2,000	USD	1,500	—	N/A	None
Stock-Preferred Stock	Zylogic Semiconductor Corp.	—	Long-term investment	750	USD	500	—	N/A	None
Stock-Preferred Stock	Berkana Wireless Inc.	—	Long-term investment	1,244	USD	2,000	—	N/A	None
Stock-Preferred Stock	Maxlinear, Inc.	—	Long-term investment	1,474	USD	2,580	—	N/A	None
Stock-Preferred Stock	Smart Vanguard Limited	—	Long-term investment	5,000	USD	5,000	—	N/A	None
Stock-Preferred Stock	Wisair, Inc.	—	Long-term investment	93	USD	1,000	—	N/A	None
Fortune Venture Capital Corporation
				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/shares(thousand)	Book value		Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	AEVOE Inc.	Investee company	Long-term investment	1,500		$15,000	45.45	$15,000	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	5,079		50,790	29.88	50,790	None
Stock	Aptos (Taiwan) Corp.	Investee company	Long-term investment	43,705		380,767	26.38	374,552	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	12,200		125,135	19.06	125,172	None
Stock	Ubit Technology, Inc.	Investee company	Long-term investment	1,718		17,188	12.72	17,188	None
Stock	AMIC Technology Corporation	Investee of UMC and Fortune	Long-term investment	16,575		131,257	12.32	110,555	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	950		9,500	11.18	9,500	None
Stock	U-Media Technology Corp.	Investee company	Long-term investment	1,200		12,000	11.11	12,000	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	530		6,625	10.60	6,625	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,337		17,381	5.75	17,381	None
Stock	AFA Technologies, Inc.	Investee company	Long-term investment	1,050		26,250	4.77	26,250	None
Stock	Pixart Imaging, Inc.	The Company is its director	Long-term investment	10,690		207,004	17.20	Note	None
Stock	Aimtron Technology Inc.	The Company is its director	Long-term investment	672		28,300	2.44	Note	None
Stock	HiTop Communications Corp.	—	Long-term investment	3,142		47,136	13.09	Note	None
Stock	Epitech Corp.	The Company is its director and supervisor	Long-term investment	8,394		132,539	9.65	Note	None
Stock	SIMpal Electronics Co., Ltd.	The Company is its director	Long-term investment	6,009		70,179	7.34	Note	None
Stock	Programmable Microelectronics (Taiwan) Corp.	The Company is its director	Long-term investment	3,302		37,156	8.25	Note	None

ATTACHMENT-3 (Securities held as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	Shin-Etsu Handotai Taiwan Co., Ltd.	The Company is its director	Long-term investment	10,500	$105,000	7.00	Note	None
Stock	XGI Technology, Inc.	—	Long-term investment	20,726	71,504	9.27	Note	None
Stock	LighTuning Tech., Inc.	—	Long-term investment	600	9,629	4.76	Note	None
Stock	Averlogic Corporation	The Company is its director and supervisor	Long-term investment	1,051	17,628	3.80	$13,330	None
Stock	Animation Technologies Inc.	—	Long-term investment	1,500	22,500	3.59	Note	None
Stock	WavePlus Technology Inc.	—	Long-term investment	1,200	30,000	4.00	Note	None
Stock	RDC Semiconductor Co., Ltd.	—	Long-term investment	1,100	28,000	3.22	Note	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	186	1,860	3.08	Note	None
Stock	EE Solution, Inc.	—	Long-term investment	650	14,800	2.43	Note	None
Stock	Trident Technologies, Inc.	—	Long-term investment	1,550	14,793	2.30	Note	None
Stock	Subtron Technology Co., Ltd.	The Company is its director and supervisor	Long-term investment	3,701	52,870	1.58	Note	None
Stock	SiRF Technology Holding, Inc.	—	Long-term investment	611	83,346	1.34	248,370	None
Stock	Forture Semiconductor Corporation	—	Long-term investment	349	10,461	1.06	Note	None
Stock	United Microelectronics Corporation	Investor company	Long-term investment	19,808	171,857	0.11	397,797	None
Stock	Advanced Chip Engineering Technology Inc.	—	Long-term investment	4,160	49,920	3.56	Note	None
Stock	Cion Technology Corporation	The Company is its director	Long-term investment	2,160	21,600	18.00	Note	None
Fund	Iglobe Partners Fund II, L.P.	—	Long-term investment	—	42,092	3.45	Note	None
Fund	Crystal Internet Venture Fund II	—	Long-term investment	—	38,855	0.99	Note	None
Stock-Preferred Stock	Alpha and Omega Semiconductor, Inc.	—	Long-term investment	1,500	46,313	—	N/A	None
Stock-Preferred Stock	Integrant Technologies, Inc.	—	Long-term investment	120	34,413	4.95	N/A	None
Stock-Preferred Stock	Arcadia Design Systems, Inc.	—	Long-term investment	162	1,620	—	N/A	None
Stock-Preferred Stock	Aurora System, Inc.	—	Long-term investment	5,133	59,317	—	N/A	None

United Microdiplay Optronics Corp.

				December 31, 2004
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	Thintek Optronics Corp.	Investee company	Long-term investment	9,999	$53,618	49.99	$53,618	None

Note : The net assets values for unlisted investees accounted for under the cost method were not available as of December 31, 2004.

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Convertible bonds	King Yuan Electronics Co., Ltd.	Short-term investment	Open market	—	—	$—	800	$271,600	—	$—	$—	$—	800	$271,600
Convertible bonds	Evergreen Marine Corporation	Short-term investment	Open market	—	—	—	1,300	130,000	1,300	162,531	130,000	32,531	—	—
Convertible bonds	Chunghwa Picture Tubes Ltd.	Short-term investment	Open market	—	—	—	7,000	244,780	7,000	253,352	244,780	8,572	—	—
Convertible bonds	Ability Enterprise Co., Ltd.	Short-term investment	Open market	—	—	—	4,000	135,800	4,000	139,513	135,800	3,713	—	—
Convertible bonds	International Semiconductor Technology Ltd.	Short-term investment	Open market	—	—	—	5,000	169,750	1,000	34,120	33,950	170	4,000	135,800
Convertible bonds	Quanta Display Inc.	Short-term investment	Open market	—	—	—	5,000	168,825	5,000	215,750	168,825	46,925	—	—
Convertible bonds	Siliconware Precision Industries	Short-term investment	Open market	—	—	—	8,000	270,120	—	—	—	—	8,000	270,120
Convertible bonds	Mega Financial Holding Company	Short-term investment	Open market	—	—	—	5,000	166,650	—	—	—	—	5,000	166,650
Convertible bonds	China Airlines	Short-term investment	Open market	—	—	—	2,900	290,000	2,900	309,334	290,000	19,334	—	—
Convertible bonds	Quanta Storage Inc.	Short-term investment	Open market	—	—	—	4,500	152,778	—	—	—	—	4,500	152,778
Convertible bonds	EDOM Technology Co., Ltd.	Short-term investment	Open market	—	—	—	60	201,990	—	—	—	—	60	201,990
Convertible bonds	Action Electronics Co., Ltd.	Short-term investment	Open market	—	—	—	10,000	322,200	—	—	—	—	10,000	322,200
GDR	HannStar Display Corporation	Short-term investment	Open market	—	—	—	663	169,717	663	170,550	169,717	833	—	—
Stock	ChinaSteel Corporation	Short-term investment	Open market	—	—	—	3,400	117,521	3,519	125,244	117,521	7,723	—	—
Stock	Yang Ming Marine Transport Corp.	Short-term investment	Open market	—	—	—	3,100	128,057	—	—	—	—	3,254	128,057
Stock	UMC Capital Corporation	Long-term investment	Capitalization from cash	—	40,000	1,265,822	15,000	493,075	—	—	—	—	55,000	1,310,493
Stock	Novatek Microelectronics Corp.	Long-term investment	Open market	—	69,147	1,285,319	—	—	6,000	513,144	127,783	376,694	72,775	1,615,328
Stock	UMCi Ltd.	Long-term investment	Infineon, UMCJ, employees of UMCi and others	Investee of UMC	657,438	20,972,846	227,938	10,761,903	5,370	196,840	173,334	24,191	880,006	26,582,778
Stock	AU Optronics Corp.	Long-term investment	Open market	—	423,700	5,991,447	—	—	359,897	15,278,509	5,031,554	10,289,430	71,215	959,082
Stock	Media Tek Incorporation	Long-term investment	Open market	—	71,386	1,055,237	—	—	6,700	1,612,355	86,189	1,520,602	77,428	969,048

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Convertible bonds	Gemtek Technology Co. Ltd.	Short-term investment	Open market	—	1,080	$108,000	—	$—	1,080	$132,845	$108,000	$24,845	—	$—
Stock	Opto Tech Corporation	Short-term investment	Open market	—	10,000	100,000	—	—	10,000	127,407	100,000	27,407	—	—
Stock	King Yuan Electronics Co., Ltd.	Short-term investment	Open market	—	15,090	366,101	1,008	—	16,098	478,660	366,101	112,559	—	—
Stock	Taishin Financial Holding Co., Ltd.	Short-term investment	Open market	—	—	—	10,000	275,466	10,000	290,642	275,466	15,176	—	—
Stock	Shinkong Synthetic Fibers Corporation	Long-term investment	Open market	—	—	—	17,574	185,832	17,574	170,142	185,832	(15,690)	—	—
Stock	Unitruth Investment Corp.	Long-term investment	Capitalization from cash	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Advance Materials Corporation	Long-term investment	Unimicron Technology Corp.	Investee of UMC	12,800	$142,194	—	$—	12,800	$134,541	$142,194	$(7,653)	—	$—
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash	—	9,000	90,270	11,726	140,711	—	—	—	—	20,726	71,504
Stock	Triscend Corporation	Long-term investment	Xilinx	—	3,500	95,000	—	—	3,500	165,138	95,000	70,138	—	—

UMC Japan

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	UMCi Ltd.	Long-term investment	Note 2	Note 2	45,000	¥4,820,850	45,000	¥6,496,306	90,000	¥13,280,954	¥11,720,261	¥1,560,693	—	¥—
											Note 3
Note 1 :	Gain (loss) from disposal might include the adjustment of additional paid-in capital. The ending balance might also include other additions or deductions not shown on the above schedule, including long-term equity investment income or loss, cumulative translation adjustment, changes in long-term investment due to unproportionate changes in ownership, and unrealized loss in long-term investment, etc.

Note 2 :	Purchase from UMCi’s new share issuance and sell to parent company (United Microelectronics Corporation).

Note 3 :	The cost of disposal includes exchange gain of ¥403,105 thousand.

ATTACHMENT-5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Prior transaction details for related counterparty
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT-6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT-7( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales	$53,751,976	45.82	45days	N/A	N/A	$4,389,514	41.04
United Microelectronics (Europe) B.V.	Investee company	Sales	19,685,139	16.78	45days	N/A	N/A	1,875,964	17.54
UMC Japan	Investee company	Sales	567,549	0.48	45days	N/A	N/A	90,191	0.84
Silicon 7, Inc.	Subsidiary is its director	Sales	333,969	0.28	45days	N/A	N/A	9,048	0.08
XGI Technology Inc.	Affiliate company	Sales	351,370	0.30	45days	N/A	N/A	3,496	0.03
United Microdisplay Optronics Corp.	Investee company	Sales	245,755	0.21	45days	N/A	N/A	57,620	0.54
Silicon Integrated Systems Corp.	Investee company	Sales	1,676,873	1.43	45days	Note	N/A	680,936	6.37
Holtek Semiconductor Inc.	Investee company	Sales	736,611	0.63	45days	N/A	N/A	69,007	0.65
Novatek Microelectronics Corp.	Investee company	Sales	4,352,639	3.71	45days	N/A	N/A	732,496	6.85
Faraday Technology Corp.	Investee company	Sales	1,840,978	1.57	45days	N/A	N/A	372,077	3.48
AMIC Technology Corp.	Investee company	Sales	550,651	0.47	45days	N/A	N/A	13,945	0.13
MediaTek Incorporation	The Company is its supervisor	Sales	7,692,163	6.56	45days	N/A	N/A	784,279	7.33
Pixart Imaging, Inc.	Subsidiary is its director	Sales	683,622	0.58	45days	N/A	N/A	25,015	0.23
Programmable Microelectronics (Taiwan) Corp.	Subsidiary is its director	Sales	283,602	0.24	45days	N/A	N/A	25,192	0.24
Integrated Technology Express Inc.	Investee company	Sales	326,263	0.28	45days	N/A	N/A	42,137	0.39
Fortune Semiconductor Corp.	Subsidiary is its director	Sales	259,861	0.22	45days	N/A	N/A	15,881	0.15
Princeton Technology Corporation	Subsidiary is its director	Sales	250,456	0.21	45days	N/A	N/A	36,347	0.34
InComm Technologies Co.,Ltd.	Subsidiary is its director	Sales	157,098	0.13	45days	N/A	N/A	42,742	0.40
Shin-Etsu Handotai Taiwan Co., Ltd.	Subsidiary is its director	Purchases	3,952,085	14.45	60days	N/A	N/A	628,641	14.15
Applied Component Technology Corp.	Investee company	Purchases	116,452	0.43	60days	N/A	N/A	20,856	0.47
UMCi Ltd.	Investee company	Purchases	2,987,721	10.93	60days	N/A	N/A	800,805	18.02

Note : The sales price was determined on mutual agreement based on the market conditions.

UMC Group (USA)

		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	1,604,234	99.52	Net 55 Days	N/A	N/A	USD	138,735	97.64
UMCi Ltd.	Affiliate company	Purchases	USD	5,963	0.37	Net 60 Days	N/A	N/A	USD	305	0.21

ATTACHMENT-7( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMCi Ltd

		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UMC Group (USA)	Affiliate company	Sales	USD	5,938	5.85	N/A	N/A	N/A	USD	305	1.08
United Microelectronics Corporation	Investor company	Sales	USD	93,531	92.13	N/A	N/A	N/A	USD	27,655	97.63

United Microelectronics (Europe) B. V.

		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	587,054	100.00	Net 60 Days	N/A	N/A	USD	59,303	100.00

ATTACHMENT-8( Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Ending balance								Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collecting status	Amount received in subsequent period		Allowance for doubtful accounts
UMC Group (USA)	Investee company	$—		$4,389,514		$29		$4,389,543	12.28		$—	Credit Collecting		$1,616,284		$84,264
United Microelectronics (Europe) B.V.	Investee company	—		1,875,964		388		1,876,352	12.00		—	Credit Collecting		—		86,974
Novatek Microelectronics Corp.	Investee company	—		732,496		—		732,496	4.87		—	Credit Collecting		—		7,551
Faraday Technology Corp.	Investee company	—		372,077		2,755		374,832	6.23		40,009	Credit Collecting		—		4,617
MediaTek Incorporation	The Company is its supervisor	—		784,279		—		784,279	6.16		—	Credit Collecting		—		8,111
Silicon Integrated Systems Corp.	Investee company	—		680,936		1,812		682,748	4.94		96,608	Credit Collecting		—		8,059

UMCi Ltd.

		Ending balance								Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collecting status	Amount received in subsequent period		Allowance for doubtful accounts
United Microelectronics Corporation	Investor company	—	USD	27,614	USD	41	USD	27,655	6.38		—	—	USD	8,475	USD	276
UMC Group (USA)	Investee of UMC	—	USD	305		—	USD	305	38.96	USD	143	—		—	USD	36

ATTACHMENT-9(Names, locations and related information of investee companies as of December 31, 2004)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment				Investment as of Dec. 31, 2004
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$720,500	$346,066	$315,615
United Foundry Service, Inc.	Sunnyvale, California, USA	Supervising and monitoring group projects	USD	2,005	USD	2,005	2,005	100.00	103,881	15,638	15,690
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	284,568	66,953	59,742
UMC Capital Corporation	Cayman, Cayman Islands	Investment holding	USD	55,000	USD	40,000	55,000	100.00	1,310,493	(367,466)	(367,466)
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD	700	USD	700	700	100.00	5,854	(1,170)	(1,170)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	640,563	880,006	100.00	26,582,778	(3,356,684)	(2,783,241)
Fortune Venture Capital Corporation	Taipei, Taiwan	Consulting and planning for investment in new business		2,999,940		2,999,940	299,994	99.99	2,354,878	81,119	81,117
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding		14,172,940		14,172,940	1,417,294	99.97	10,296,356	20,614	20,608
United Microdisplay Optronics Corporation	Science Park, Hsin-Chu	Sales and manufacturing of LCOS		818,453		1,043,453	104,345	83.48	441,618	(260,649)	(172,580)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Venture capital consultation		300,000		300,000	30,000	49.99	304,810	15,445	7,723
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits		¥20,537,634		¥20,537,634	484	47.42	8,842,456	(238,351)	(375,925)
DuPont Photomasks Taiwan Ltd.	Science Park, Hsin-Chu	Manufacturing of photomasks		773,795		773,795	106,621	45.35	1,058,515	(24,594)	(11,154)
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	730,930	63,198	26,543
Holtek Semiconductor Inc.	Science Park, Hsin-Chu	IC design production and sales		357,628		357,628	48,980	25.23	731,442	777,528	184,424
Integrated Technology Express, Inc.	Science Park, Hsin-Chu	Sales and manufacturing of integrated circuits		186,898		205,025	24,229	22.23	281,313	43,406	4,968
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production		2,592,013		2,592,013	185,626	21.43	3,465,809	2,208,392	445,785
Faraday Technology Corp.	Science Park, Hsin-Chu	ASIC design and production		81,032		81,032	47,682	18.38	794,298	1,293,403	241,606
Novatek Microelectronics Corp.	Science Park, Hsin-Chu	Sales and manufacturing of integrated circuits		115,567		155,941	72,775	18.30	1,615,328	3,568,834	675,960
Applied Component Technology Corp.	Taipei, Taiwan	IC production sales		64,659		44,604	8,848	16.44	19,874	(33,958)	(5,505)
Silicon Integrated Systems Corp.	Science Park, Hsin-Chu	Sales and manufacturing of integrated circuits		5,684,865		5,684,865	219,092	16.16	4,226,303	(1,997,176)	(861,303)
AMIC Technology Corporation	Science Park, Hsin-Chu	IC design, production and sales		135,000		135,000	16,200	11.83	79,395	(132,409)	(10,724)

74